НИЖНЬОДНІПРОВСЬКИЙ ТРУБОПРОКАТНИЙ ЗАВОД
Відкрите акціонерне товариство
вул.Столєтова, 21 м.Дніпропетровськ УКРАЇНА 49081
телефон: 0562 349 099 факс: 0562 349 108
info@ntz.dp.ua

91-628
13.10.2006

08017949

October 12th, 2006

Committee on Securities and Stock Market
Corporate Financing Division
International Corporate Financing Department
Room 3045 (stop 3-4)
450 Fifth Floor
Washington DC, 20549
USA

Ref.: Nizhniodniprovs'kyi Tube-Rolling Plant (NTZ) Open Joint-Stock Company
Exemption from force of the Rule 12g3-2(b)
File No. 82-4814

SUPPL

Dear Sirs,

In accordance with the Rule 12g3-2(b)(I)(iii) and on behalf of Nyzhniodniprovs'kyi Tube-Rolling Plant Open Joint-Stock Company (hereinafter the Company) we submit documents specified in Attachment A to this letter for your information.

This information is presented taking into consideration that such information and documents will not be deemed "registered" by CSSM (SEC) or will not otherwise fall under force of obligations of Part 18 of 'Securities and Stock Exchange Act' of 1934 (hereinafter 'Stock Exchange Act'), and neither this letter nor submission of such documents and information constitute for any purpose an acknowledgement of the fact that the Company comes within jurisdiction of Stock Exchange Act.

In case you have any questions, please, do not hesitate to contact Mr. Oleksandr Ivanovych Nakhod, tel. (380-0562) 34-69-77, or Mrs. Liudmyla Grygorivna Bondarenko, tel. (380-0562) 35-91-63, in Dnipropetrovs'k, Ukraine.

Please, acknowledge the receipt of this letter and papers attached thereto by means of date stamp on a copy of the letter to NTZ OJSC fax no. [+380 562 35-91-63].

Thank you for attention.
Truly Yours,
For and on behalf of

NIZHNIODNIPROVS'KYI TUBE-ROLLING PLANT
OPEN JOINT-STOCK COMPANY

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

By: ______________ Oleksandr Ivanovych Nakhod
Position: Director of Finances and Economics

10/31

Attachment A
Information disclosed by Nizhniodniprovs'kyi Tube-Rolling Plant Open Joint-Stock Company or provided to shareholders

1. Document: Company note of transfer of Nominal Shareholders Register of NTZ OJSC (Attachment 1).

Date: (i) disclosed for information of shareholders according to Part VIII of 'Transfer Register Procedure', p.8.11., 'Regulations on procedure of keeping registers of registered securities holders' approved by decision of the State Committee on Securities and Stock Exchange No. 60 of May 26th, 1998 (as amended and added);

(ii) Published:

- February 17th, 2006, in Economics Plus newspaper, No. 13;
- February 18th, 2006, in Dnepr Vecherniy newspaper, No. 25.

2. Document: Announcement of General meeting of NTZ OJSC shareholders that took place on April 14th, 2006 (Attachment 2).

Date: (i) disclosed for information of shareholders according to Art. 8 of NTZ OJSC Articles of Association;

(ii) Published:

- February 17th, 2006, in Economics Plus newspaper, No. 13;
- February 18th, 2006, in Dnepr Vecherniy newspaper, No. 25.

3. Document: Minutes No. 11 of General meeting of NTZ OJSC shareholders that took place on April 14th, 2006 (Attachment 3).

Date: (i) disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

4. Document: Special information about issuer, Information of issuer's functionary personnel changes (Attachment 4).

Date: (i) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on April 17th , 2006 as a notification of changes in activities of open joint-stock company (bond issuing enterprise);

(ii) published on April 17th, 2006 in 'Bulletin. Securities of Ukraine', No. 91-92 (1715-1716);

(iii) a copy of a page of 'Bulletin. Securities of Ukraine', No. 91-92 (1715-1716) of April 21st, 2006 was presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on May 3rd , 2006;

(iv) in accordance with the terms of 'Listing Support Agreement' presented to PFTS Stock Exchange subsidiary company on April 26th, 2006.

5. Document: A revision of Articles of Association of NTZ OJSC (Attachment 5).

Date: (i) registered by Executive Committee of Dnipropetrovs'ka City Council on May 22nd, 2006;

(ii) disclosed on demand of shareholders.

6. Document: NTZ OJSC annual statement for 2005 (Attachment 6).

Date: (i) disclosed on demand of shareholders;

(ii) registered by Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006;

(iii) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and

bond issuers', No. 221, dtd. 03/06/2003, was published in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(iv) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on September 28th, 2006.

7. Document: Auditor's conclusion of independent auditing company Insider-Center Ltd. about reliability of NTZ OJSC financial accounting for 2005 (Attachment 7).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006.

(vi) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005.

8. Document: NTZ OJSC balance-sheet as of 31/12/2005 (Attachment 8).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) published in 'Prydniprovs'kyi Metalurg' newspaper No.14;

(vi) presented to shareholders on April 14th, 2006 at a General meeting of NTZ OJSC shareholders;

(v) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(vi) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006;

(vii) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(viii) in pursuance of Art. 14 of the law of Ukraine 'About Accounting and Financial Statements in Ukraine' as to disclosure of annual financial statements and consolidated statements, and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published in 'Economica Plus' newspaper No. 36 (345) of May 23rd, 2006;

(ix) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(x) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

9. Document: Account of financial results for 2005 (Attachment 9).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) published on April 14th, 2006 in 'Prydniprovs'kyi Metalurg' newspaper No.14;

(vi) presented to shareholders on April 14th, 2006 at a General meeting of NTZ OJSC shareholders;

(v) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(vi) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006;

(vii) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(viii) in pursuance of Art. 14 of the law of Ukraine 'About Accounting and Financial Statements in Ukraine' as to disclosure of annual financial statements and consolidated statements, and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published in 'Economica Plus' newspaper No. 36 (345) of May 23rd, 2006;

(ix) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(x) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

10. Document: Account of cash flow for 2005 (Attachment 10).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) presented to shareholders on April 14th, 2006 at a General meeting of NTZ OJSC shareholders;

(iv) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(v) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006;

(vi) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(vii) in pursuance of Art. 14 of the law of Ukraine 'About Accounting and Financial Statements in Ukraine' as to disclosure of annual financial statements and consolidated statements, and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published in 'Economica Plus' newspaper No. 36 (345) of May 23rd, 2006;

(viii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(ix) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement of for 2005 (as amended).

11. Document: Equity Capital Statement (Attachment 11).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) presented to shareholders on April 14th, 2006 at a General meeting of NTZ OJSC shareholders;

(iv) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(v) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006;

(vi) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(vii) in pursuance of Art. 14 of the law of Ukraine 'About Accounting and Financial Statements in Ukraine' as to disclosure of annual financial statements and consolidated statements, and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published in 'Economica Plus' newspaper No. 36 (345) of May 23rd, 2006;

(viii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(ix) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

12. Document: Notes to Annual Financial Statements (Attachment 12).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) presented to shareholders on April 14th, 2006 at a General meeting of NTZ OJSC shareholders;

(iv) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(v) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006;

(vi) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(vii) in pursuance of Art. 14 of the law of Ukraine 'About Accounting and Financial Statements in Ukraine' as to disclosure of annual financial statements and consolidated statements, and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03.06.2003, was published in 'Economica Plus' newspaper No. 36 (345) of May 23rd, 2006;

(viii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(ix) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

13. Document: Report on issue, selling and turnover of securities (Attachment 13).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(iv) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(v) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(vi) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

14. Document: Estimation of net assets value by open joint-stock companies as of the end of financial year of 2005 (Attachment 14).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(iv) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(v) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(vi) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

15. Document: Registrar Information (Attachment 15).

Date: *(i)* disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as a part of NTZ OJSC annual statement for 2005;

(iii) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005;

(iv) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a part of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(v) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(vi) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

16. Document: Information on Registrars that rendered services in keeping register of Nyzhniodniprovs'kyi Tube-Rolling Plant OJSC nominal share holders within period of time from March 20th, 2001 till April 14th, 2006 (Attachment16).

Date: (i) disclosed on demand of shareholders;

(ii) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006;

(iii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006 as an explanation to Section 'Legal entity that performs professional activity in keeping of nominal security holders register' of NTZ OJSC annual statement for 2005;

(iv) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as an explanation to Section 'Legal entity that performs professional activity in keeping of nominal security holders register' of NTZ OJSC annual statement for 2005;

(v) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as an explanation to Section 'Legal entity that performs professional activity in keeping of nominal security holders register' of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(vi) in pursuance of 'Requirements to auditor's conclusion attached to the State Committee on Securities and Stock Exchange at registration of information and issue of securities as well as at submission of regular data by open joint-stock companies and bond issuing enterprises (save for commercial banks)' approved by Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 5, dtd. 25/01/2001, was presented to Insider-Center Auditing Company Ltd. on March 1st, 2006;

(vii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as an explanation to Section 'Legal entity that performs professional activity in keeping of nominal security holders register' of NTZ OJSC annual statement for 2005 (as amended);

(viii) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as an explanation to Section 'Legal entity that performs professional activity in keeping of nominal security holders register' of NTZ OJSC annual statement for 2005 (as amended).

17. Document: Information on Nyzhniodniprovs'kyi Tube-Rolling Plant OJSC Share Capital Structure as of April 14th, 2006 (Attachment 17).

Date: (i) disclosed on demand of shareholders;

(ii) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on April 26th, 2006.

18. Document: Announcement of Extraordinary general meeting of NTZ OJSC shareholders that took place on August 04th, 2006 (Attachment 18).

Date: (i) disclosed for information of shareholders according to Art. 8 'Company Management Bodies' . p.8.2. 'General Meeting of Shareholders'. pp. 8.2.7. of NTZ OJSC Articles of Association;

(ii) Published:

- June 13th, 2006, in 'Economica Plus' newspaper, No. 43;
- June 14th, 2006, in 'Dnipro Vechirnii' newspaper, No. 84.
- June 16th, 2006, in 'Prydniprovs'kyi Metalurg' newspaper No.22.

19. Document: Notice of submission of an additional question to agenda of the extraordinary general meeting of NTZ OJSC shareholders that took place on August 04-23, 2006 (Attachment 19).

Date: (i) disclosed for information of shareholders according to Art. 8 'Company Management Bodies', p.8.2. 'General Meeting of Shareholders', pp. 8.2.7. of NTZ OJSC Articles of Association;

(ii) Published:

- July 21st, 2006, in 'Dnipro Vechirnii' newspaper, No. 104;

- July 21st, 2006, in 'Economica Plus' newspaper, No. 52;
- July 21st, 2006, in 'Prydniprovs'kyi Metalurg' newspaper No.25.

20. Document: Minutes No. 5 of the Extraordinary General meeting of NTZ OJSC shareholders that took place on April 14th, 2006 (Attachment 20).

Date: (i) disclosed on demand of shareholders;

(ii) presented to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended);

(iii) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a part of NTZ OJSC annual statement for 2005 (as amended).

21. Document: NTZ OJSC balance-sheet as of 30/06/2006 (Attachment 21).

Date: (i) disclosed on demand of shareholders;

(ii) presented to shareholders on August 04th, 2006 at an extraordinary general meeting of NTZ OJSC shareholders;

(iii) in accordance with the terms of 'Listing Support Agreement' presented to PFTS Stock Exchange subsidiary company on September 28th, 2006;

22. Document: Account of financial results for 2005 (Attachment 22).

Date: (i) disclosed on demand of shareholders;

(ii) presented to shareholders on August 04th, 2006 at an extraordinary general of NTZ OJSC shareholders;

(iii) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on September 28th, 2006;

23. Document: NTZ OJSC annual statement for 2005 (as amended) (Attachment 23).

Date: (i) disclosed on demand of shareholders;

(ii) registered by Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006;

(iii) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on September 28th, 2006.

24. Document: Announcement of Extraordinary General meeting of NTZ OJSC shareholders that took place on September 30th, 2006 (Attachment 24).

Date: (i) disclosed for information of shareholders according to Art. 8 'Company Management Bodies', p.8.2 "General Meeting of Shareholders', pp. 8.2.7. of NTZ OJSC Articles of Association;

(ii) Published:

- August 04th, 2006, in 'Economica Plus' newspaper, No. 56;
- August 05th, 2006, in 'Dnipro Vechirnii' newspaper, No. 113;
- August 04th, 2006, in 'Prydniprovs'kyi Metalurg' newspaper No.27.

25. Document: Minutes of registration board meeting as to registration of attendants of extraordinary general meeting of Nyzhniodniprovs'kyi Tube-Rolling Plant OJSC shareholders of September 20th, 2006 (Attachment 25).

Date: (i) disclosed on demand of shareholders;

26. Document: Information on Nyzhniodniprovs'kyi Tube-Rolling Plant OJSC Share Capital Structure as of September 20th, 2006 (Attachment 26).

Date: (i) disclosed on demand of shareholders;

(ii) in accordance with the terms of 'Listing Support Agreement' was presented to PFTS Stock Exchange subsidiary company on September 28th, 2006.

27. Document: Information on U.S. shareholders and latest floatation of security issues (Attachment 27).

Date: (i) disclosed for information of shareholders;

(ii) 'Information on floatation of security issues' was included to NTZ OJSC annual statement submitted to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on June 1st, 2006;

(iii) in pursuance of Art. 24 of 'Securities and Stock Exchange Act' of Ukraine as to informing of general public by security issuers about their financial standing and financial and economical results of their activity and based on Decision of the State Committee on Securities and Stock Exchange of Ukraine 'About procedure of keeping general public informed by joint stock companies and bond issuers', No. 221, dtd. 03/06/2003, was published (as a Section of the Part 'Information on Securities' of NTZ OJSC annual statement for 2005) in WEB site of PFTS Stock Exchange subsidiary company on May 15th, 2006 at: www.istock.com.ua;

(iv) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a Section of the Part 'Information on Securities' of NTZ OJSC annual statement for 2005;

(v) 'Information on floatation of security issues' was included to NTZ OJSC annual statement for 2005 (as amended) submitted to Dnipropetrovs'k Territorial Administration of the State Committee on Securities and Stock Exchange of Ukraine on September 15th, 2006;

(vi) presented to PFTS Stock Exchange subsidiary company on September 28th, 2006 as a Section of the Part 'Information on Securities' of NTZ OJSC annual statement for 2005 (as amended).

Attachment 1

File No.82-4814

"Economics plus" Newspaper, dated 17.02.2006 No.13

Open Joint Stock Company
"Nizhnedneprovsky Tube Rolling Plant"

Stolyetova st., 21, Dnipropetrovs'k, Ukraine, 49081

does hereby inform about the termination of the contract for keeping of the registry of nominal securities holders of OJSC "Nizhnedneprovsky Tube Rolling Plant" N 522051685 dd. 05.08.2005 upon the initiative of registry keeper – Limited Liability Company "Oliver-Registrar" (YeDRPOU code 33643026; licence of State Committee for Securities and Stock Market authorizing to carry out professional activity on the securities market: activity related to keeping of registry of nominal securities holders series АБ № 177080 dd. July 25, 2005; legal and postal address: Shovkovychna st., 42/44, Kyiv, Ukraine, 01601; tel./fax: (044) 494-11-25).

As new temporary registry keeper, the Limited Liability Company "Sigma Registry" (YeDRPOU code 33785109; licence of State Committee for Securities and Stock Market authorizing to carry out professional activity on the securities market: activity related to keeping of registry of nominal securities holders series АБ № 203354 dd. November 01, 2005; legal and postal address: Shovkovychna st., 42/44, Kyiv, Ukraine, 01601; tel./fax: (044) 494-11-32) was selected.

The date of coming into force (conclusion) of the contract for temporary keeping of the registry of nominal securities of OJSC "Nizhnedneprovsky Tube Rolling Plant" with registry keeper – Limited Liability Company "Sigma Registry" – is January 27, 2006.

Date of registry closing: February 24, 2006.

Date of transfer of registry of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" from LLC "Oliver-Registrar" to LLC "Sigma Registry" is considered to be February 28, 2006.

The registered person is entitled prior to date of registry transfer to receive from the registry keeper – Limited Liability Company "Oliver-Registrar" – the reference with information about the transactions on personal account which were carried out by registry keeper within the entire or mentioned by registered person period prior to registry transfer day. The registry keeper shall submit the above mentioned information within five days upon the receiving of written notification from registered person.

In case the nearest general meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" elects a registry keeper different from LLC "Sigma Registry", it will be informed additionally. In case the nearest general meeting of of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" approves LLC "Sigma Registry" as permanent registry keeper, the additional notification will not be send.

Board of Directors of OJSC "Nizhnedneprovsky Tube Rolling Plant"

"Dnepr Vecherniy" Newspaper, dated 18.02.2006 No.25

Open Joint Stock Company
"Nizhnedneprovsky Tube Rolling Plant"

Stolyetova st., 21, Dnipropetrovs'k, Ukraine, 49081

does hereby inform about the termination of the contract for keeping of the registry of nominal securities holders of OJSC "Nizhnedneprovsky Tube Rolling Plant" N 522051685 dd. 05.08.2005 upon the initiative of registry keeper – Limited Liability Company "Oliver-Registrar" (YeDRPOU code 33643026; licence of State Committee for Securities and Stock Market authorizing to carry out professional activity on the securities market: activity related to keeping of registry of nominal securities holders series АБ № 177080 dd. July 25, 2005; legal and postal address: Shovkovychna st., 42/44, Kyiv, Ukraine, 01601; tel./fax: (044) 494-11-25).

As new temporary registry keeper, the Limited Liability Company "Sigma Registry" (YeDRPOU code 33785109; licence of State Committee for Securities and Stock Market authorizing to carry out professional activity on the securities market: activity related to keeping of registry of nominal securities holders series АБ № 203354 dd. November 01, 2005; legal and postal address: Shovkovychna st., 42/44, Kyiv, Ukraine, 01601; tel./fax: (044) 494-11-32) was selected.

The date of coming into force (conclusion) of the contract for temporary keeping of the registry of nominal securities of OJSC "Nizhnedneprovsky Tube Rolling Plant" with registry keeper – Limited Liability Company "Sigma Registry" – is January 27, 2006.

Date of registry closing: February 24, 2006.

Date of transfer of registry of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" from LLC "Oliver-Registrar" to LLC "Sigma Registry" is considered to be February 28, 2006.

The registered person is entitled prior to date of registry transfer to receive from the registry keeper – Limited Liability Company "Oliver-Registrar" – the reference with information about the transactions on personal account which were carried out by registry keeper within the entire or mentioned by registered person period prior to registry transfer day. The registry keeper shall submit the above mentioned information within five days upon the receiving of written notification from registered person.

In case the nearest general meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" elects a registry keeper different from LLC "Sigma Registry", it will be informed additionally. In case the nearest general meeting of of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" approves LLC "Sigma Registry" as permanent registry keeper, the additional notification will not be send.

Board of Directors of OJSC "Nizhnedneprovsky Tube Rolling Plant"

Attachment 2

File No.82-4814

"Economics plus" Newspaper, dated 17.02.2006 No.13

Dear shareholders!

Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant" informs about the convocation of the ordinary general meeting of shareholders which will take place on April 14, 2006 at 14-00 (2.00 p.m.) o'clock in Conference hall of plant administrative building (1st floor of 9-storey building of engineering block) in address: Dnipropetrovs'k, Stolyetova st., 21 (end stop of trolley-bus N 15)

Agenda:

1. Approval of the report of Company's Board of Directors about results of activity in 2005 and approval of main directions of Company's activity in 2006.
2. Approval of the report and conclusions of Auditing Board upon the results of carrying out audits of financial and economic activity of the Company in 2005.
3. Approval of annual financial reports for 2005, results of Company's financial and economic activity in 2005.
4. Approval of profit distribution procedure, periods and procedure of dividends payment.
5. Approval of main indicators of Company's financial and economic activity for 2006.
6. Approval of alienation contracts for property, shares, interests and other corporate rights which are Company's property.
7. Introduction of amendments to Company's By-Laws.
8. Removal and election of members of Company's Supervisory Board.
9. Removal and election of members of Company's Board of Directors.
10. Removal and election of members of Company's Auditing Board.
11. Taking decision on transfer of keeping of Company's shareholders registry.

The registration will be carried out at meeting venue on April 14, 2006 from 11-40 till 13-40.

In order to take part in shareholders' meeting, it is necessary to have:

- shareholders - identity document (passport) and document confirming his/her title for shares.
- shareholders' representatives – power of attorney executed in accordance with current laws, or other document which confirms the representative's authorities and identity document (passport), as well as document confirming the title for shares.

The shareholders can familiarize themselves personally with materials related to the agenda in address: Dnipropetrovs'k, Stolyetova st., 21, in accordance with current Ukrainian laws.

For additional information, please, contact us by telephones: (0562) 35-83-47, 34-94-66

Board of Directors of OJSC "NTRP"

"Dnepr Vecherniy" Newspaper, dated 18.02.2006 No.25

Dear shareholders!

Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant" informs about the convocation of the ordinary general meeting of shareholders which will take place on April 14, 2006 at 14-00 (2.00 p.m.) o'clock in Conference hall of plant administrative building (1st floor of 9-storey building of engineering block) in address: Dnipropetrovs'k, Stolyetova st., 21 (end stop of trolley-bus N 15)

Agenda:

1. Approval of the report of Company's Board of Directors about results of activity in 2005 and approval of main directions of Company's activity in 2006.
2. Approval of the report and conclusions of Auditing Board upon the results of carrying out audits of financial and economic activity of the Company in 2005.
3. Approval of annual financial reports for 2005, results of Company's financial and economic activity in 2005.
4. Approval of profit distribution procedure, periods and procedure of dividends payment.
5. Approval of main indicators of Company's financial and economic activity for 2006.
6. Approval of alienation contracts for property, shares, interests and other corporate rights which are Company's property.
7. Introduction of amendments to Company's By-Laws.
8. Removal and election of members of Company's Supervisory Board.
9. Removal and election of members of Company's Board of Directors.
10. Removal and election of members of Company's Auditing Board.
11. Taking decision on transfer of keeping of Company's shareholders registry.

The registration will be carried out at meeting venue on April 14, 2006 from 11-40 till 13-40.

In order to take part in shareholders' meeting, it is necessary to have:

- shareholders - identity document (passport) and document confirming his/her title for shares.
- shareholders' representatives – power of attorney executed in accordance with current laws, or other document which confirms the representative's authorities and identity document (passport), as well as document confirming the title for shares.

The shareholders can familiarize themselves personally with materials related to the agenda in address: Dnipropetrovs'k, Stolyetova st., 21, in accordance with current Ukrainian laws.

For additional information, please, contact us by telephones: (0562) 35-83-47, 34-94-66

Board of Directors of OJSC "NTRP"

Attachment 3

File No.82-4814

MINUTES No.11
of Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Dnipropetrovs'k April 14, 2006

The Chairman of Board – Director General Yesaulov, Gennadiy Aleksandrovich greets the Shareholders and their Representatives gathered in the Hall.

The Chairman of Board – Director General informs that registration of all the Shareholders and their Representatives having arrived to the Meeting was carried by Credentials Committee set up by the Board on agreement with Supervisory Board.

The Chairman of Board – Director General has announced the Protocol on results of registration of Shareholders having arrived to the Meeting.

The Credentials Committee has carried out registration of Participants of Regular Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

Beginning of registration: 11-40 a.m.

Finishing of registration: 1-40 p.m.

The Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" as to the state on the 14th of April, 2006 is drawn up in seven parts on 211 pages, sewn, paginated and bears the seal of Limited Liability Company "Sigma – Reyestr" being temporary Registrar of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

Total number of votes makes up 53 885 000 in accordance with By-Laws of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

The Credentials Committee has ascertained:

1. To take part in Shareholders' Meeting with the voting right there were registered 40 Participants (Shareholders and their Representatives) representing 49 345 130 votes making up 91.57489 per cent of total number of votes.
2. The Shareholders' Meeting is law competent, the quorum necessary for holding of Shareholders' Meeting is present in accordance with Clause 41 of Law of Ukraine "On Economic Companies".

Additional information:

To solve the questions being on the Agenda requiring ordinary majority of votes necessary number of votes makes up 24 672 566.

To solve the questions being on the Agenda requiring ¾ of the total number of registered Participants' votes necessary number of votes makes up 37 008 848.

The Chairman of Board – Director General informs the Shareholders to the effect that

The Meeting is announced to be opened

Before proceeding to examination of Procedural Part on election of Canvassing Board, Chairman of Meeting etc. the Chairman of Board – Director General G.A. Yesaulov suggested to take a recess in the Shareholders' Meeting till 3:00 p.m. of the 14th of April, 2006 because of delay of Industrial'nyy Region Session, at which some of members of Board and Speakers are present as the Deputies of the 5th Convocation.

The voting was carried out by ordinary Card raising.

"FOR" – 36 Participants of the Shareholders' Meeting.

"AGAINST" – 4 Participants of the Shareholders' Meeting.

After recess the staff of Canvassing Board is submitted to approval at the suggestion of Chairman of Board – Director General. They offer to elect to the staff of Canvassing Board the following persons:

V.Ya. Bezbakh, N.V. Galitskaya, Yu.V. Garmash, A.V. Gorbulin, O.A. Ivashova, N.S. Kuprenko, O.V. Kucherenko, M.E. Krasnikov, E.V. Lysenko, V.P. Marchenko, A.O. Molotkova, L.I. Nedashkovskaya, V.L. Nechyporenko, N.Yu. Pet'ko, N.A. Pysanenko, S.M. Rudchyk, T.V. Savitskaya, G.V. Sklyar, L.G. Staroverova, M.I. Chernookaya and A.N. Chechel'nitskyy

The Chairman of Board – Director General informs that Credentials Committee counts the votes of Participants taking part in the voting in questions submitted to the Shareholders' Meeting for Decision-making till election of Canvassing Board. It is suggested to put to the vote the question on approval of staff of Canvassing Board proposed and to vote by the List. There were no any other suggestions as to voting order. The Credentials Committee is proposed to start to poll in question of approval of staff of Canvassing Board proposed.

The voting is carried out.

To announce the results of voting Chairman of Credentials Board, I.V. Sokolova is let have the floor:

THERE HAVE DECIDED:

To approve proposed staff of Canvassing Board of Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant":

V.Ya. Bezbakh, N.V. Galitskaya, Yu.V. Garmash, A.V. Gorbulin, O.A. Ivashova, N.S. Kuprenko, O.V. Kucherenko, M.E. Krasnikov, E.V. Lysenko, V.P. Marchenko, A.O. Molotkova, L.I. Nedashkovskaya, V.L. Nechyporenko, N.Yu. Pet'ko, N.A. Pysanenko, S.M. Rudchyk, T.V. Savitskaya, G.V. Sklyar, L.G. Staroverova, M.I. Chernookaya and A.N. Chechel'nitskyy

The results of voting in accordance with Work Protocol of Credentials Committee on the poll:

"For"	-	49 267 488	votes making up	99 84 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	77 642	votes making up	0.16 per cent

The Decision is made by majority of votes.

To announce Minutes No. 1 of Meeting of Canvassing Board: of Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" of the 14th of April, 2006 a member of Credentials Board, M.E. Krasnikov is let have the floor:

M.E. Krasnikov: According to the Minutes No. 1 of Meeting of Canvassing Board: of Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" of the 14th of April, 2006

THERE HAVE DECIDED:

To elect Krasnikov, Maksim Eduardovich the Chairman of Canvassing Board.

To elect Nedashkovskaya, Lyudmila Ivanovna the Secretary of Canvassing Board.

The Chairman of Board – Director General suggests Canvassing Board elected to begin counting of votes when putting to the vote of the following questions submitted to the Shareholders' Meeting.

The Chairman of Board – Director General suggests electing of Gorb, Yevgeniy Vasil'evich Chairman of Shareholders' Meeting. There were no other suggestions made. The question is put to the vote.

The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

To elect Gorb, Yevgeniy Vasil'evich Chairman of Shareholders' Meeting.

The results of voting represented in accordance with Minutes No. 2 of Meeting of Canvassing Board:

"For"	-	49 281 499	votes making up	99 871 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	63 631	votes making up	0.129 per cent

The Decision is made by majority of votes.

Ye.V. Gorb proceeded to fulfillment of duties of Chairman of Meeting.

The question on election of Secretary of Meeting and Secretariat is put to the vote at the suggestion of Chairman of Meeting. The Chairman of Meeting suggests electing of L.G. Bondarenko Secretary of Meeting and the staff of Secretariat proposed by Organization Committee: Ye.V. Shtan'ko and

L.B. Khomenko. There were no other suggestions made by candidatures of Secretary of Meeting and Secretariat. The question is put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

To elect L.G. Bondarenko Secretary of Meeting and Secretariat in the following staff:

- Ye.V. Shtan'ko;
- L.B. Khomenko.

The results of voting represented in accordance with Minutes No. 3 of Meeting of Canvassing Board:

"For"	-	49 281 499	votes making up	99 871 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	63 631	votes making up	0.129 per cent

The Decision is made by majority of votes.

The Chairman of Meeting suggested Secretary of Meeting and Secretariat elected to take their seat specially assigned and proceed to fulfillment of their duties.

The staff of Drafting Committee including a Shareholder L.P. Skosareva, Shareholder's Representative N.A. Golikova and Shareholder's Representative M.V. Pochekay offered by Organization Committee is submitted for approval at the suggestion of Chairman of Meeting. There were no other suggestions made by candidatures of Drafting Committee. The question is put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

To elect Drafting Committee in the following staff:

- L.P. Skosareva,;
- N.A. Golikova;
- M.V. Pochekay

The results of voting represented in accordance with Minutes No. 4 of Meeting of Canvassing Board:

"For"	-	49 281 889	votes making up	99 8718 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	63 241	votes making up	0.01282 per cent

The Decision is made by majority of votes.

The Chairman of Meeting has suggested the following procedure for examination of questions being on the Agenda and Order of Business for holding of Shareholders' Meeting:

1. Approval of Report of Board of the Company on results of its activity for 2005 and approval of mainstreams of Company activity in 2006 (Speaker is the Chairman of Board – Director General Yesaulov, Gennadiy Aleksandrovich) – up to 20 minutes.
2. Approval of Report and Conclusions of the Audit Committee of the Company by results of Inspections of financial and economic activity of the Company for 2005 (Speaker is the Chairman of Audit Committee Melikidze, Aleksey Aleksandrovich) – up to 10 minutes.
3. Approval of Annual Financial Accounts for 2005 and the results of financial and economic activity of the Company in 2005 (Speaker is the Director of Finances and Economics Nakhod, Aleksandr Ivanovich) – up to 15 minutes.
4. Approval of procedure for distribution of profit, term and procedure for dividend payment (Speaker is the Director of Finances and Economics Nakhod, Aleksandr Ivanovich) – up to 05 minutes.
5. Approval of basic indices of financial and economic activity of the Company for 2006 (Speaker is the Director of Finances and Economics Nakhod, Aleksandr Ivanovich) – up to 10 minutes.
6. Approval of Agreements of alienation of property, shares, portions, fractions and other corporate rights belonging to the Company property (Speaker is the Director of Finances and Economics Nakhod, Aleksandr Ivanovich) – up to 5 minutes.
7. Insertion of changes into the By-Laws of the Company (Speaker is the Acting Head of Legal Safeguard Department Skosareva, Lyudmila Pavlovna) – up to 5 minutes.
8. Recall and election of members of Supervisory Board (Speaker is the Vice-Chairman of Supervisory Board Bondarenko, Lyudmila Grigor'yevna) – up to 5 minutes.
9. Recall and election of members of Board (Speaker is a member of Board Akhremenko, Vitaliy Alekseyevich) – up to 5 minutes.
10. Recall and election of members of Audit Committee (Speaker is the Chairman of Audit Committee Melikidze, Aleksey Aleksandrovich) – up to 5 minutes.
11. Decision-making on transfer of keeping of Shareholders' Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" (Speaker is the Director of Finances and Economics Nakhod, Aleksandr Ivanovich) – up to 05 minutes.

In-Debate Speeches will make up to 3 minutes.

In order of rational use of our time and to make an objective appraisal of Company activity it is offered to listen to 2 Reports (Reports of the Board and Audit Committee) and then proceed to acceptance of Draft Decisions.

The Meeting should be held without break.

The questions put to Speakers and the suggestions are to be submitted to the Secretariat in written.

There were no any suggestions made as to procedure for examination of questions being on the Agenda and Order of Business for holding of Shareholders' Meeting.

The suggestions of Chairman of Meeting as to examination of questions being on the Agenda and Order of Business for holding of Shareholders' Meeting are put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

To approve suggested procedure for examination of questions being on the Agenda and Order of Business for holding of Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

The results of voting represented in accordance with Minutes No. 5 of Meeting of Canvassing Board:

"For"	-	49 340 404	votes making up	99.9904 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	4 726	votes making up	0.0096 per cent

The Decision is made by majority of votes.

Decision-making on procedural questions is finished and they proceed to examination of questions being on the Agenda.

I. On the first two questions being on the Agenda.

LISTENED TO:

Report of Chairman of Board – Director General G.A.Yesaulov on Report of Board of the Company on results of its activity for 2005 and approval of mainstreams of Company activity in 2006.

(The Report is enclosed, Appendix 1).

Report of Chairman of Audit Committee A.A. Melikidze on Report and Conclusions of the Audit Committee of the Company by results of Inspections of financial and economic activity of The Company for 2005

(The Report is enclosed, Appendix 2).

There were no any suggestions submitted to the Secretariat as to questions being on the Agenda.

The Chairman of Board offered Draft Decisions on the questions listened to, which are put on the Agenda. There were no any other suggestions made. Draft Decisions are put to the vote.

The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED: (the first question put on the Agenda):

1. To approve Report of Board of the Company on results of its activity for 2005.
2. To approve mainstreams of Company activity in 2006.

The results of voting represented in accordance with Minutes No. 6 of Meeting of Canvassing Board:

"For"	-	49 340 404	votes making up	99.9904 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	4 726	votes making up	0.0096 per cent

The Decision is made by majority of votes.

THERE HAVE DECIDED: (the second question put on the Agenda):

To approve Report and Conclusions of the Audit Committee of the Company by results of Inspections of financial and economic activity of the Company for 2005.

The results of voting represented in accordance with Minutes No. 7 of Meeting of Canvassing Board:

"For"	-	49 340 404	votes making up	99.9904 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	4 726	votes making up	0.0096 per cent

The Decision is made by majority of votes.

II. On the third question being on the Agenda.

LISTENED TO:

Report of Director of Finances and Economics A.I. Nakhod on Annual Financial Accounts for 2005 and the results of financial and economic activity of the Company in 2005.

(The Report is enclosed, Appendix 3).

There were no any suggestions submitted to the Secretariat as to questions being on the Agenda.

The Chairman of Board offered Draft Decision on this question. There were no any suggestions made. The Draft Decision is put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1. To approve Annual Financial Accounts for 2005.
2. To approve results of financial and economic activity of the Company in 2005.

The results of voting represented in accordance with Minutes No. 8 of Meeting of Canvassing Board:

"For"	-	49 340 404	votes making up	99.9904 per cent
"Against"	-	No		

"Abstained"	-	No		
"No-participated in the voting"	-	4 726	votes making up	0.0096 per cent

The Decision is made by majority of votes.

III. On the fourth question being on the Agenda.

LISTENED TO:

Report of Director of Finances and Economics A.I. Nakhod on procedure for distribution of profit, term and procedure for dividend payment.

While examination of this question A.I. Nakhod informed the Participants of Shareholders' Meeting that on the 3rd of April it become known that Canadian Company Holden International Inc registered a claim to International Centre of Legal Controversy Settlement at American Arbitration Association against the Company to the amount exceeding 100 million dollars USA. Last year the Company had certain disagreements with this Canadian Company in the field of manufacture and sale of wheel products. The Company Management is sure that claims of the Second Party are groundless while considering own position to be reliable. And at the same time, the Company Management is aware that the matter may take any turn, and that's why it considers that its primary task lies in necessity to guarantee its Shareholders and potential Investors that it'll be able to retain Financial Stability of Enterprise even when the most negative outcome of this case for the Company. The Speaker suggested refrain from examination of question of distribution of profit of the Company for the previous year and include it into the Agenda of the next Shareholders' Meeting when there will be any certainty as to outcome of the claim examined.

(The Report is enclosed, Appendix 4).

The Secretariat has received an Application from M.G. Kvasolya, Representative of Shareholder of LLC "Pridneprov'ye" as to letting him have the floor when discussion of this question put on the Agenda.

The Representative of Shareholder is let have the floor.

Mr. M.G. Kvasolya, Representative of Shareholder of LLC "Pridneprov'ye" put the following question in his Speech: "If the claim amounted to 100 thousand dollars USA, then, whether I understood correctly that the Company work had come to nothing?" Being answered that legal controversy would exert no great influence upon further carrying out of commercial activity of the Company, he supported the suggestion on exclusion of the question from Agenda.

There were no any other Draft Decisions or changes inserted into Draft Decision announced by the Speaker made by results of discussion as to this question put on the Agenda. The Draft Decision suggested by the Speaker was put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1. To exclude from examination of Shareholders' Meeting the fourth question put on the Agenda "Approval of procedure for distribution of profit, term and procedure for dividend payment" and include it to the Agenda of the next Shareholders' Meeting.

The results of voting represented in accordance with Minutes No. 9 of Meeting of Canvassing Board:

"For"	-	49 297 553	votes making up	99.9036 per cent
"Against"	-	42 851	votes making up	0.0868 per cent
"Abstained"	-	No		
"No-participated in the voting"	-	4 726	votes making up	0.0096 per cent

The Decision is made by majority of votes.

IV. On the fifth question being on the Agenda.

LISTENED TO:

Report of Director of Finances and Economics A.I. Nakhod on basic indices of financial and economic activity of the Company for 2006.

(The Report is enclosed, Appendix 5).

There were no any suggestions submitted to the Secretariat as to the question being on the Agenda.

The Chairman of Board offered Draft Decision on this question. There were no any suggestions made. The Draft Decision is put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED: (the fifth question being on the Agenda):

To approve basic indices of financial and economic activity of the Company (Planned Budget) for 2006:

- Net Profit (receipts) from sale of production - 3 474 million UAH;
- Cost Price of production sold - 2 653 million UAH;
- Net Profit at the least - 480 million UAH

The results of voting represented in accordance with Minutes No. 10 of Meeting of Canvassing Board:

"For"	-	49 340 394	votes making up	99.9904 per cent
"Against"	-	No		
"Abstained"	-	No		

"No-participated in the voting"	-	4 736	votes making up	0.0096 per cent

The Decision is made by majority of votes.

V. On the sixth question being on the Agenda.

LISTENED TO:

Report of Director of Finances and Economics A.I. Nakhod on alienation of property, shares, portions, fractions and other corporate rights belonging to the Company property.

(The Report is enclosed, Appendix 6).

The Speaker suggested Draft Decisions on this question.

There were any suggestions submitted to the Secretariat neither as to the question being on the Agenda nor as to Draft Decisions offered.

The Draft Decisions offered are put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1. To approve Agreements on alienation of corporate rights (shares, fractions) belonging to the Company property, that is:

- Contract of Agency No. K05-177/580052204 of the 23rd of December, 2005 and Agreements of Purchase and Sale of Securities of CJSC "Pervomayskoye" No. K05-178 of the 23rd of December, 2005, No. K05-179 of the 23rd of December, 2005, No. K05-180 of the 23rd of December, 2005;
- Agreement of Purchase and Sale of Securities of OJSC "Dnipropetrovs'k Vtormet" No. K05-132/680060048 of the 8th of December, 2005;
- Contract of Agency No. K05-163/530052106 of the 14th of November, 2005 and Agreement of Purchase and Sale of Securities of OJSC "HACK Oranta" No. K05-164 of the 14th of November, 2005;
- Contract of Agency No. K05-175/580052202 of the 22nd of December, 2005 and Agreement of Purchase and Sale of Securities of OJSC "Nikopol Ferroalloy Plant" No. K05-176 of the 22nd of December, 2005;
- Agreement No. 680052054 of the 31st of October, 2005 of Purchase Fraction Portion in the Authorized Fund (Capital) of Private Financial Company "Pridneprov'ye";
- Agreement No. 680060311 of the 21st of December, 2005 of Purchase Fraction Portion in the Authorized Fund of Corporation "NPIG "Interpipe";
- Agreement No. 680052201 of the 23rd of December, 2005 of Purchase Fraction Portion in the Authorized Fund LLC "Pridneprov'ye".

The results of voting represented in accordance with Minutes No. 11 of Meeting of Canvassing Board:

"For"	-	49 277 619	votes making up	99. 8632 per cent
"Against"	-	1 962	votes making up	0.0040 per cent
"Abstained"	-	2 298	votes making up	0.0047 per cent
"No-participated in the voting"	-	63 251	votes making up	0.1282 per cent

The Decision is made by majority of votes.

VI. On the seventh question being on the Agenda.

LISTENED TO:

Report of Acting Head of Legal Safeguard Department L.P. Skosareva on insertion of changes into the By-Laws.

(The Report is enclosed, Appendix 7).

The Speaker suggested Draft Decisions on this question.

There were any suggestions submitted to the Secretariat neither as to the question being on the Agenda nor as to Draft Decisions offered.

The Draft Decisions offered are put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1 To insert the following changes into the By-Laws of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" and approve the ones:

1.1 To cite Paragraph 10 of Article 3.2. of the By-Laws in the following version:

"generation of heat energy, its transportation by backbone and local (distributive) heat networks and supply of heat energy".

1.2 To add the Subparagraphs of the following content to Paragraph 3.2. of the By-Laws:

- "supply and transmission of electrical energy;
- supply and transmission of natural gas by regulated tariffs;
- central water supply and drainage system;
- construction activity (construction survey and design works, erection of bearing and filler
- structures, building and assembling of engineering and transport networks);
- rendering of fixed telephony services with the right of maintenance and operation of telecommunications networks;

- service-rendering on assembling, maintenance of Fire Safety Equipment and Heating Systems;
- setting up of Car Parks".

1.3 To add the following Subparagraphs to Paragraph 8.3.6 of By-Laws of the Company (in its Part concerning terms of reference of Supervisory Board):

- "Decision-making on Company Capital Investments and Investments in the amount exceeding hryvnia equivalent of 50 (fifty) thousand dollars USA;
- approval of investment, accounting, financial and credit, and other policies, strategy, procedures and Investment Programs of the Company;
- approval of Cash Flow Quarter Plans of the Company;
- Decision-making on setting up and liquidation of standing or temporary Committees to attain the Statutory purposes of Company activity;
- enlisting the services of Experts or Consultants, Independent Audit Organizations to audit Financial State of the Company;

1.4 To exclude Paragraph 4 of Article 8.3.7.

1.5 To add to the By-Laws the following Articles:

"8.3.9. The Supervisory Board may set up temporary and standing Consulting and Advisory Committees from among the members of Board and enlisting the services of the Experts and Specialists assisting the Supervisory Board in exercising of its powers by way of preliminary studying and examination of the most important questions of Company activity.

8.3.10. The duties and powers of temporary and standing Committees, their structure, procedure for enlisting of persons' services to the work of Committee as well as other questions connected to activity of Committees are recognized and approved by the Supervisory Board when making of Decision on setting up of corresponding Committee being made official in the form of Appendix to Minutes of Meeting of Supervisory Board, at which there was made a Decision on setting of corresponding Committee up. Conclusions of Committee are of recommendation nature being non-compulsory for making of Decision by Supervisory Board of the Company.

Any other questions as to setting up and activity of Supervisory Board of the Company are determined by Provision on Supervisory Board approved by Supervisory Board itself".

1.6 To cite Paragraph 8.4.8 of the By-Laws in the following version:

"8.4.8. The terms of reference of Board cover the whole of questions of day-to-day operation of the Company besides the ones attributed to the terms of reference of other Body of the Company by Legislation in force, these By-Laws or Decision of Shareholders' Meeting.

Board of the Company:

- manages day-to-day operation of the Company;
- elaborates investment, account, financial and credit, and other policy, strategies, procedures, Investment Programs, Business Plans of the Company and submits the ones for approval to Supervisory Board of the Company;
- elaborates Investment Programs, Annual and Quarterly Budgets of the Company and submits the ones for approval to Supervisory Board of the Company;
- draws up Quarterly Reports and renders an accounts to Supervisory Board as to financial and economic state of the Company, observance of policies approved by the Company, fulfillment of Business Plan, Budgets and Investment Programs of the Company;
- takes Decisions on making of Capital Investments and Investments by the Company in the amount non-exceeding hryvnia equivalent of 50 (fifty) thousand dollars USA;
- fulfils duties and exercises powers by commission of Shareholders' Meeting or Supervisory Board of the Company";

2 To entrust Acting Head of Legal Safeguard Department L.P. Skosareva with signing of approved changes to the By-Laws of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" (by way of its statement in new version) and registration of the ones in accordance with Legislation of Ukraine in force and to represent the Company in Registration Body without additional Power of Attorney.

3 The Supervisory Board should approve corresponding changes to Home Statutory Acts (Provisions) of the Company in accordance with its terms of reference.

4 To establish that prior to insertion of corresponding changes into Home Statutory Acts (Provisions) the changes aforesaid are valid in the part non-conflicting with By-Laws of the Company.

The results of voting represented in accordance with Minutes No. 12 of Meeting of Canvassing Board:

"For"	-	49 281 879 votes making up	99. 8718 per cent
"Against"	-	No	
"Abstained"	-	No	

"No-participated in the voting"	-	63 251	votes making up	0.1282 per cent

The Decision is made by qualified majority of votes.

VII. On the eighth question being on the Agenda.
LISTENED TO:

Report of the Vice-Chairman of Supervisory Board L.G. Bondarenko on recall and election of members of Supervisory Board

(The Report is enclosed, Appendix 8).

The Speaker suggested Draft Decisions on this question.

The Chairman of Meeting suggested voting by the List for recall of members of Supervisory Board and voting for election of members - candidatures to Supervisory Board per each candidature separately.

There were any suggestions submitted to the Secretariat neither as to this question being on the Agenda nor as to Draft Decisions offered.

The Draft Decisions offered are put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1. To recall from the staff of Supervisory Board the following members of the one:

- Limited Liability Company "Kuvera" in the person of its Representative Kirichko, Aleksandr Ivanovich;
- Bondarenko, Lyudmila Grigor'yevna;
- Limited Liability Company "Credit – Dnepr – Invest", Investment Company in the person of its Representative Krikun, Gennadiy Tarasovich;
- Company "Allied Steel Holding B.V." in the person of its Representative Troyan, Ol'ha Sergeevna;
- Limited Liability Company "Pridneprov'ye" in the person of its Representative Troyan, Mikhail, Mikhaylovich;
- Closed Joint-Stock Company "Aura", Insurance Company in the person of its Representative Mel'nichuk, Larisa Alekseyevna;
- Korotkov, Andrey Nikolayevich.

The voting on recall of members of Supervisory Board was carried out by the List.

The results of voting represented in accordance with Minutes No. 13/1 of Meeting of Canvassing Board:

"For"	-	49 281 879	votes making up	99. 8718 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	63 251	votes making up	0.1282 per cent

The Decision is made by majority of votes.

THERE HAVE DECIDED:

1. To elect the following Shareholders the members of Supervisory Board:

- Kirichko, Aleksandr Ivanovich;
- Korotkova, Ol'ha Nikolayevna;
- Morozov, Denis Vladimirovich;
- Marina, Oksana Yur'evna;
- Korotkov, Andrey Nikolayevich;
- Company "Ramelton Holding Limited" in the person of its Representative Troyan, Mikhail, Mikhaylovich;
- Limited Liability Company "Credit – Dnepr – Invest", Investment Company in the person of its Representative Bel'dyushkin, Konstantin Alekseyevich.

The voting on election of members of Supervisory Board was carried out per each candidature separately.

The results of voting represented in accordance with Minutes No. 13/2 of Meeting of Canvassing Board:

Voting on election of a Shareholder Kirichko, Aleksandr Ivanovich a member of Supervisory Board

"For"	-	49 281 150	votes making up	99. 8703 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	63 980	votes making up	0.1297 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Korotkova, Ol'ha Nikolayevna a member of Supervisory Board

"For"	-	49 281 647	votes making up	99. 8713 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	63 483	votes making up	0.1287 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Morozov, Denis Vladimirovich a member of Supervisory Board

"For"	-	49 281 647	votes making up	99. 8713 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	63 483	votes making up	0.1287 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Marina, Oksana Yur'evna a member of Supervisory Board

"For"	-	49 323 630	votes making up	99. 9564 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	21 500	votes making up	0.0436 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Korotkov, Andrey Nikolayevich a member of Supervisory Board

"For"	-	49 273 079	votes making up	99. 8540 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	72 051	votes making up	0.1460 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Company "Ramelton Holdings Limited" in the person of its Representative Troyan, Mikhail, Mikhaylovich a member of Supervisory Board

"For"	-	49 339 897	votes making up	99. 9894 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	5 233	votes making up	0.0106 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Limited Liability Company "Credit – Dnepr – Invest", Investment Company in the person of its Representative Bel'dyushkin, Konstantin Alekseyevich a member of Supervisory Board

"For"	-	49 298 703	votes making up	99. 9059 per cent
"Against"	-	1 790	votes making up	0.0036 per cent
"Abstained"	-	813	votes making up	0.0016 per cent
"No-participated in the voting"	-	43 824	votes making up	0.0888 per cent

The Decision is made by majority of votes.

VIII. On the ninth question being on the Agenda.
LISTENED TO:

Report of the member of Board V.A. Akhrenko on recall and election of members of Board of the Company. *(The Report is enclosed, Appendix 9).*

The Speaker suggested Draft Decisions on this question.

The Chairman of Meeting suggested voting by the List for recall of members of Board.

There were any suggestions submitted to the Secretariat neither as to this question being on the Agenda nor as to Draft Decisions offered nor as to voting procedure of these Draft Decisions.

The Draft Decisions offered are put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1. To recall from staff of the Board:
- Fedash, Yelena Vladimirovna;
- Yerak, Vladimir Nikolayevich.

The voting on recall of members of Supervisory Board was carried out by the List.
The voting on recall of members of Supervisory Board was carried out by the List.

The results of voting represented in accordance with Minutes No. 14/1 of Meeting of Canvassing Board:

"For"	-	49 339 489	votes making up	99. 9886 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	5 641	votes making up	0.0114 per cent

The Decision is made by majority of votes.

THERE HAVE DECIDED:

1. To elect a member of Board to the staff of Board:
- Shyganov, Yuriy Aleksandrovich

The results of voting represented in accordance with Minutes No. 14/2 of Meeting of Canvassing Board: on election of Shyganov, Yuriy Aleksandrovich to the staff of Board:

"For"	-	49 280 338 votes making up		99. 8687 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	64 792	votes making up	0.1313 per cent

The Decision is made by majority of votes.

IX. On the tenth question being on the Agenda.
LISTENED TO:

Report of the member of Audit Committee A.A. Melikidze on recall and election of members of Audit Committee of the Company.

(The Report is enclosed, Appendix 10).

The Speaker suggested Draft Decisions on this question.

The Chairman of Meeting suggested voting by the List for recall of members of Audit Committee and voting for election of members - candidatures to Audit Committee per each candidature separately.

There were any suggestions submitted to the Secretariat neither as to this question being on the Agenda nor as to Draft Decisions offered nor as to voting procedure of these Draft Decisions.

The Draft Decisions offered are put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1. To recall from the staff of Audit Committee the following members of the one:
- Melikidze, Aleksey Aleksandrovich;
- Limited Liability Company "Credit – Dnepr – Invest", Investment Company in the person of its Representative Shekhovtsova, Yekaterina Mikhaylovna;
- Limited Liability Company "ABiKO" in the person of its Representative Burov, Sergey Nikolayevich.

The voting on recall of members of Audit Committee was carried out by the List.

The results of voting represented in accordance with Minutes No. 15/1 of Meeting of Canvassing Board:
Voting on election of a Shareholder Kirichko, Aleksandr Ivanovich a member of Supervisory Board

"For"	-	49 296 870 votes making up		99. 9022 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	48 260	votes making up	0.0978 per cent

The Decision is made by majority of votes.

THERE HAVE DECIDED:

1. To elect the following Shareholders members of Audit Committee:
- Melikidze, Aleksey Aleksandrovich;
- Shmunk, Dmitriy Vladimirovich;
- Company "Ramelton Holdings Limited" in the person of its Representative Khalik, Andrey Viktorovich.

The voting on election of members of Audit Committee was carried out per each candidature separately.

The results of voting represented in accordance with Minutes No. 15/2 of Meeting of Canvassing Board:
Voting on election of a Shareholder Melikidze, Aleksey Aleksandrovich a member of Audit Committee

"For"	-	49 221 823 votes making up		99. 7501 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	123 307	votes making up	0.2499 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Shmunk, Dmitriy Vladimirovich a member of Audit Committee

"For"	-	49 221 823 votes making up		99. 7501 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	123 307	votes making up	0.2499 per cent

The Decision is made by majority of votes.

Voting on election of a Shareholder Company "Ramelton Holdings Limited" in the person of its Representative Khalik, Andrey Viktorovich a member of Audit Committee

"For"	-	49 221 823 votes making up		99. 7501 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	123 307	votes making up	0.2499 per cent

The Decision is made by majority of votes.

X. On the eleventh question being on the Agenda.

LISTENED TO:

Report of Director of Finances and Economics Nakhod, Aleksandr Ivanovich on transfer of keeping of Shareholders' Register of the Company.

(The Report is enclosed, Appendix 11).

The Speaker suggested Draft Decision on this question.

There were any suggestions submitted to the Secretariat neither as to this question being on the Agenda nor as to Draft Decision offered.

The Draft Decision offered is put to the vote. The Canvassing Board is suggested to carry the poll out.

THERE HAVE DECIDED:

1. To recognize as satisfactory the work of Temporary Registrar LLC "Sigma Reyestr" on keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".
2. To approve LLC "Sigma Reyestr" as a Permanent Registrar on keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".
3. To entrust Supervisory Board to approve the Provisions of Collateral Agreement to the Contract No. 580060392 of the 27th of January, 2006 concluded with LLC "Sigma Reyestr" on keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".
4. To entrust Chairman of Board of the Company G.A. Yesaulov or a person authorized by him signing of Collateral Agreement to the Contract No. 580060392 of the 27th of January, 2006 concluded with LLC "Sigma Reyestr" on keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

The results of voting represented in accordance with Minutes No. 16 of Meeting of Canvassing Board:

Voting on election of a Shareholder Melikidze, Aleksey Aleksandrovich a member of Audit Committee

"For"	-	49 238 355	votes making up	99. 7836 per cent
"Against"	-	No		
"Abstained"	-	No		
"No-participated in the voting"	-	106 775	votes making up	0.2164 per cent

The Decision is made by majority of votes.

The Chairman of Meeting Ye.V. Gorb announces that the Agenda is being concluded.

The Chairman of Meeting lets have the floor to the following persons to answer the written questions of Participants of the Meeting:

- Chairman of Board – Director General G.A. Yesaulov;
- Director of Finances and Economics Nakhod, Aleksandr Ivanovich;
- Vice-Chairman of Supervisory Board L.G. Bondarenko.

The Chairman of Meeting Ye.V. Gorb asked Participants of the Meeting the questions:

Is everybody satisfied with answers to their questions? Yes, everybody is.

Are there any remarks as to holding of Meeting? No, there are not.

Thank you for your work.

The Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"
is announced to be closed.

Chairman of Meeting	(signature)	Ye.V. Gorb
Secretary of Meeting	(signature)	L.G. Bondarenko

Seal:
Ukraine. City of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"
05393116

Attachment 4

File No.82-4814

"Bulletin. Tsinni Papery Ukrainy" Newspaper , dated 21.04.2006, No. 91-92 (1715-1716)

Information on Changes in the Official Staff of Issuer
Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Office	Surname, name and patronymic	Holding of a share in the Issuer's Authorized Capital Stock (per cent)	Changes (appointed/ dismissed)	Decision-making Date
Member of Supervisory Board	Kirichko, Oleksandr Ivanovych		Dismissed	April 14, 2006
Member of Supervisory Board	Bondarenko, Lyudmyla Grygorivna		Dismissed	April 14, 2006
Member of Supervisory Board	Krykun, Gennadiy Tarasovych		Dismissed	April 14, 2006
Member of Supervisory Board	Troyan, Ol'ha Sergiyivna		Dismissed	April 14, 2006
Member of Supervisory Board	Troyan, Mykhaylo Mykhaylovych		Dismissed	April 14, 2006
Member of Supervisory Board	Mel'nychuk, Larysa Yuriyivna		Dismissed	April 14, 2006
Member of Supervisory Board	Korotkov, Andriy Mykolayovych		Dismissed	April 14, 2006
Member of Board	Fedash, Olena Volodymyrivna		Dismissed	April 14, 2006
Member of Board	Yerak, Volodymr Mykhaylovych		Dismissed	April 14, 2006
Member of Audit Committee	Melykidze, Oleksiy Oleksandrovych		Dismissed	April 14, 2006
Member of Audit Committee	Shekhovtseva, Kateryna Mykhaylivna		Dismissed	April 14, 2006
Member of Audit Committee	Burov, Sergiy Mykolayovych		Dismissed	April 14, 2006
Member of Supervisory Board	Kirichko, Oleksandr Ivanovych		Appointed	April 14, 2006
Member of Supervisory Board	Korotkova, Ol'ha Mykolayivna		Appointed	April 14, 2006
Member of Supervisory Board	Morozov, Denis Volodymyrovych		Appointed	April 14, 2006
Member of Supervisory Board	Marina, Oksana Yuriyivna		Appointed	April 14, 2006
Member of Supervisory Board	Korotkov, Andriy Mykolayovych		Appointed	April 14, 2006
Member of Supervisory Board	Troyan, Mykhaylo Mykhaylovych		Appointed	April 14, 2006
Member of Supervisory Board	Bel'dyushkin, Kostyantyn Oleksiyovych		Appointed	April 14, 2006
Member of Board	Shyganov, Yuriy Oleksandrovych		Appointed	April 14, 2006
Member of Audit Committee	Melykidze, Oleksiy Oleksandrovych		Appointed	April 14, 2006
Member of Audit Committee	Shmunk, Dmytro Volodymyrovych		Appointed	April 14, 2006
Member of Audit Committee	Khalik, Andriy Viktorovych		Appointed	April 14, 2006
NOTES:	The Company officials have no uncancelled conviction for money-grubbing and malfeasance in office. The changes in the staffs of Supervisory Board, Board and Audit Committee took place on the grounds of Decision of Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant", Minutes No. 11 of the 14th of April, 2006.			

Chairman of Board – Director General	(signature)	G.O. Yesaulov

Seal:
Ukraine. City of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"
05393116

Attachment 5

File No.82-4814

Title block
State registration of variations to the constituent instruments IS HELD
Date of registration 22.05.2006
The record number 12241050002001344
The state recorder (signature) Medvedeva Victoria Aleksandrovna

Seal
The executive committee of Dnepropetrovsk municipal council of Dnepropetrovsk field(area)
Ukraine
The state recorder
Medvedeva Victoria Aleksandrovna

Approved:
By Shareholders' Meeting
of Open Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"
Minutes No. 11 of the 14th of April, 2006

BY-LAWS

of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Dnipropetrovs'k 2006

These changes are a new version of By-Laws of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant", Identification Code 05393116 registered by Executive Committee of Dnipropetrovs'k City Council of People's Deputies, date of registration is the 28th of December, 1994, Account Number No. 10059-AT. Registration File No. 04052092IO0010023.

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council No. 394-p of the 29th of May, 1996;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council No. 394-p of the 23rd of April, 1997;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council No. 762-p of the 17th of July, 1998;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council of the 13th of July, 1999;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council of the 26th of June, 2000;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council of the 12th of April, 2001;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council of the 5th of June, 2002;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council of the 30th of July, 2003;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council of the 28th of April, 2004;

Taking into account changes (Appendices) registered by Order of Dnipropetrovs'k City Council of the 8th of April, 2005;

The Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" (further in the text referred as "Company) is set up by means of reorganization of Lease Enterprise "Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht" in accordance with Constituent Agreement No. 72-AT of the 28th of December, 1994 concluded among State Property Fund of Ukraine and Organization of Lessees of "Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht" in accordance with Law of Ukraine "On Privatization of Public Enterprise Property" and Decree of Ministry of Ukraine No. 57-93 of the 20th of May, 1993 "On Privatization of Integral Property Complex of Public Enterprises and their Leased Departments"

CLAUSE 1. Name and Seat of the Company

1.1. Full name of the Company in Ukrainian:

Відкрите акціонерне товариство "Нижньодніпровський трубопрокатний завод".

Full name of the Company in Russian

Открытое акционерное общество "Нижнеднепровский трубопрокатный завод"

1.2. Short name of the Company in Ukrainian

ВАТ "НТЗ".

Short name of the Company in Russian

ОАО "НТЗ".

1.3. Name of the Company in English:

"Nizhnedneprovsky Tube-Rolling Plant"

1.4. Seat and address of the Company:

Ukraine 49081 Dnipropetrovs'k, vul. Stoletova, 21.

CLAUSE 2. Founders and Shareholders of the Company

2.1. Founders of the Company are the State in the person of State Property Fund of Ukraine, Identification Code 00032945, its address: 01001. Kyyiv, vul. Kutuzova, 18.9 and Organization of Lessees of "Nizhnedneprovsky Tube-Rolling Plant" without Identification Code; address: 49081 Dnipropetrovs'k, vul. Stoletova, 21 registered by Order of Dnipropetrovs'k City Council No. 1205-p of the 30th of December, 1992.

2.2. Company Shareholders are:

- former members of Organization of Lessees of "Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht";
- natural and legal persons of Ukraine having become Company Shareholders in course of privatization;
- natural and legal persons of Ukraine having bought Company shares in accordance with Legislation in force or accrued the proprietary right for shares otherwise.

2.3. The Company Shareholders' Register is kept at Independent Registrar.

2.4. Company Shareholders are entitled:

- to participate in business administration of the Company in accordance with procedure determined by these By-Laws;

- to take part in distribution of Company profit and collect a part of it (dividends). The persons being Company Shareholders at the beginning of dividend payment period enjoy the right for collecting of a part of profit (dividends) pro rata portion of each of Participants;
- to obtain the whole of information on their Personal Accounts as well as information on Company activity. By Participant's request the Company should submit to him Annual Balance Sheets for acquaintance, Company Statements on its activity, and Minutes of the Meetings.
- to drop out of the Company in accordance with established procedure;
- to get a part of Company property value in case of its liquidation pro rata nominal value of Company shares held by them;
- to sell, present, exchange, mortgage, inherit, to make a will official for the whole or a part of shares held by him;
- to enjoy preferential right to purchasing of following Company share issues;
- to transfer the control of own shares (including the vote) to another person;
- and also any other rights stipulated by Legislation in force.

2.5. Company Shareholders have:

- to observe the Provisions of Constituent Documents of the Company and fulfill the Decisions of Shareholders' Meetings;
- to discharge their obligations as to the Company including the ones connected to proprietary interest as well as paying for shares in the amount, in accordance with procedure and by means stipulated by Legislation;
- to divulge neither Trade Secret nor Confidential Information on Company activity;
- to perform other obligations if this being stipulated by Legislative Enactments of Ukraine.

2.6. The Shareholders account by Company obligations within the bounds of shares held by them. When lack of cash assets of the Company, the Shareholders haven't paid their shares off in full bear responsibility by Company obligations within the bounds of sum unpaid at that.

CLAUSE 3. Purpose and Subject of the Company Activity

3.1. The primary purpose of Company activity lies in organization of efficacious economic activity in order of profit gaining.

3.2. The subject of Company activity is as follows:

- making and sale of steel, metal tubes, solid-rolled wheels, ring products, wheel treads and other industrial produce including on terms of goods made on commission at that;
- manufacture and sale of consumer goods;
- carrying out of scientific tests and scientific, technical researches and introduction of the ones into manufacture;
- elaboration, manufacture, assembling, repairs, balancing and commissioning and maintenance of non-standardized equipment;
- manufacture, accompanying and sale of software products;
- carrying out of design, engineering, experimental, technological and computing works in different fields;
- output of agricultural products;
- trade and purchase activity, sale and exchange transactions;
- commission trade, consignment services and keeping services;
- generation of heat energy, its transportation by backbone and local (distributive) heat networks and supply of heat energy;
- supply and transmission of electric-power;
- supply and transmission of natural gas by regulated tariffs;
- central water supply and drainage system;
- construction activity (construction survey and design works, erection of bearing and filler structures, building and assembling of engineering and transport networks);
- rendering of fixed telephony services with the right of maintenance and operation of telecommunications networks;
- service-rendering on assembling, maintenance of fire safety equipment and heating systems;
- waste and secondary raw materials processing;
- rendering of other services to population and Enterprises including housing and communal, medical, consulting, expert and legal ones;
- carrying out of medical activity, rendering of paid medical services;
- wholesale and retail trade with medications;
- carrying out of wholesale and retail trade;
- rendering of different personal services to the people;
- training, retraining and raising of the level of workers' and experts' skills;
- inland and international traffic of passengers and cargos by motor, railway and other kinds of transport, rendering of forwarding services;
- collection of solid waste containing precious metals and stones and their scrap;
- service-rendering on property protection, protection of Company property and assurance of admission order by Departmental Guard armed with Army-model rifled guns;

- manufacture, wholesale and retail trade with ready-mixed concretes, solutions and ferroconcrete items and structures;
- manufacture and sale of individual security equipment;
- preschool training;
- collection, procurement, processing, transportation and sale of scrap and waste of ferrous and nonferrous metals;
- engineering survey, design work, engineering in construction;
- service-rendering to the third-party organizations and enterprises in the field of technical and technological appraisal, measurement assurance, quality control of produce and engineering procedures;
- purchasing, import, keeping and delivery of precursors with the view of their in-manufacture use;
- rendering of paid services on training at courses and in the circles;
- carrying out of cultural and educational activity, rendering of paid services on carrying out of cultural and mass arrangements;
- athletic, sanitary and sports activity: organization and carrying out of sports trainings both for professionals and sports amateurs: activity on training of sportsmen for competitions in different kinds of sports recognized in Ukraine.

The Company carries out activity of categories requiring Licensing or possessing of Special Permit only upon obtaining of Licenses or Special Permits for carrying out of activities of these categories.

3.3. The Company carries out its foreign-economic activity as a subject of foreign-economic activity in compliance with its purpose and within the bounds of its activity. The Company is entitled to carry out the whole of export-import transactions stipulated by Legislation of Ukraine and to enter into Foreign-Economic Contracts of sale, supply, barter, carry out transactions with goods made on commission, intermediary, commission, consignment, service-rendering and work performance, keeping, transportation, lease and others at that.

CLAUSE 4. Legal Status of the Company

4.1. The Company is a legal person since the day of its Public Registration.

4.2. The Company carries out its activity on the grounds and in accordance with Legislation of Ukraine in force and these By-Laws.

4.3. The Company is an assignee of Lease Enterprise "Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht".

4.4. The Company has a Balance of its own, Settlement (Current) and other Accounts in Banking Institutions, the seal and stamps bearing its name as well as trade mark (commercial label) and brand approved by the Board and by agreement of Supervisory Board of the Company.

4.5. The Company bears responsibility by its obligations within the bounds of property belonging to it in accordance with Legislation in force.

4.6. The Company may establish any civil-law relationships both with Ukrainian and foreign legal and natural persons stipulated by Legislation of Ukraine in force. The Company may conclude Agreements, Contracts and other Covenants and arrange a deals, in particular sales, lease, commission, service-rendering, insurance, of agency, of work and labour, transportation and of keeping as well as carry out any other legal actions in accordance with Legislation in force.

The Company is entitled to accrue both proprietary and non-proprietary rights on its behalf, perform obligations and to be both Plaintiff and Defendant in the Arbitration, Court and Court of Arbitration.

The Company is entitled to accrue and grant the rights on holding and use of Titles of Protection, technologies and scientific and technical information.

4.7. The Company is entitled to issue securities as well as carry out transactions with securities and their derivatives in accordance with Legislation in force.

4.8. The Company is entitled:
- to enter into Associations with other subjects of economic activity;
- to be both Founder and Participant of various Economic Companies and legal persons of other organization-legal forms;
- to carry out investment activity in Ukraine and beyond its borders;
- to be both Founder and Participant of Charitable Foundations and Funds.

4.9. The Company is entitled to set up Branch Establishments and Representative Offices of its own as well as Subsidiaries at the territory of Ukraine and beyond its borders in accordance with Legislation in force and Legislation of State at their registration place. Control of their activities is exercised by the persons appointed by the Board and by agreement of Supervisory Board of the Company.

The Subsidiaries, Branch Establishments and Representative Offices set up by the Company may be endowed with Fixed Capital Stock and Floating Assets by Decision of Supervisory Board of the Company.

The Branch Establishments and Representative Offices act on the grounds of Regulations on them.

The Head of Subsidiary and the Head of Representative Office act on the grounds of Power of Attorney issued by the Company. The Branch Establishments and Representative Offices represent no legal persons themselves.

The Branch Establishments of the Company being legal persons neither account by Company obligations and nor the Company accounts by their ones.

4.10. The Company may send its Experts abroad on business, probation, for retraining, education and acquaintance with experience of organization and activities of Firms and Companies, gathering of business data, participation in negotiations, exhibitions, auctions, and getting into business contacts.

4.11. The Company may enlist the services of Ukrainian and foreign specialists and fix the forms, amounts and kind of their remuneration of labour on its own in accordance with Legislation of Ukraine in force.

4.12. The Company is entitled to obtain currency credits and investments from Foreign Partners and other Investors. And at the same time, it spends the currency on its own in accordance with Legislation in force. The State bears no responsibility for credits and investments obtained.

4.13. The Company may participate in or cooperate with international, public and other Organizations or Funds in one or another form as well as join International Systems and Organizations and the like. The Company participates in International, Cultural and Scientific Exchange.

4.14. The Foreign-Economic Agreements (Contracts, Covenants and Transactions) concluded by the Company are signed by Chairman of Board – Director General or another member of Board authorized to act without Power of Attorney in accordance with joint Decision of Board and Supervisory Board or by the person authorized by corresponding Power of Attorney.

CLAUSE 5. Authorized Capital Stock and Property of the Company

5.1. The Authorized Capital Stock of the Company amounts to 13 471 250 (thirteen million four hundred and seventy-one thousand two hundred and fifty) UAH.

5.2. The Authorized Capital Stock is divided by 53 885 00 (fifty three million eight hundred and eighty-five thousand) ordinary nominal shares with their nominal value making up 0.25 UAH per each.

5.3. The initial distribution of shares among the Founders was carried out in accordance with Constituent Agreement No. 72-AT of the 28th of December, 1994 as follows:

- Organization of Lessees of Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht held 16828240 (sixteen million eight hundred and twenty-eight thousand two hundred and forty) shares with their total value making up 420706000000 (four hundred and twenty milliard seven hundred and six million) karbovanets;
- State Property Fund of Ukraine held 4725760 (four million seven hundred and twenty-five thousand seven hundred and sixty) shares with their total value making up 118144000000 (one hundred and eighteen milliard one hundred and forty four million) karbovanets.

While further redistribution of shares no changes are inserted into the Constituent Agreement.

5.4. The Company property consists of Fixed Capital Stock and Floating Assets as well as valuables the value of which is reflected in the Company Balance Sheet.

5.5. The Company owns:

- property handed to it over by the Founders;
- property obtained in the result of its financial-economic activity;
- the profits gained;
- other property got on the grounds non-prohibited by the Legislation.

The Company possesses, uses and disposes of its property in accordance with purposes of its activity.

5.6. The Company is entitled to sell or hand over to legal persons and citizens, exchange, lease, grant free for temporary use or pawn the houses, erections, equipment, vehicles, inventory, raw materials and other stocks of materials and capital equipment belonging to it and to write the ones off the Balance Sheet at that.

5.7. The Company is entitled change (increase or decrease) the amount of its Authorized Capital Stock by Decision of Shareholders' Meeting.

5.8. The Authorized Capital Stock is decreased in accordance with procedure established by State Security and Exchange Commission by way of issuing of new shares or increase of nominal value of the ones.

5.9. The amount of Authorized Capital Stock may be decreased by way of:

- reduction of nominal value of the shares;
- decrease of number of shares by way of purchase of a part of shares by the Company from their Holders to be canceled (decrease of their total number).

The Authorized Capital Stock of the Company may be decreased after advice to the fact of all of its Creditors in accordance with procedure established by the Law.

When decrease of the Authorized Capital Stock, the shares non-submitted for cancellation are announced invalid but at the least in 6 months after bringing that fact to the notice of all the Shareholders through Press Organs where Advice on holding of Shareholders' Meeting being published.

CLAUSE 6. Company Securities

6.1. The Company issues ordinary nominal shares in documentary form in the amount of its Authorized Capital Stock in accordance with Legislation of Ukraine and requirements established by State Security and Exchange Commission. The Company assures issue of Share Certificates to the Shareholders in accordance with procedure and within the terms stipulated by Legislation in force.

6.2. Each share gives a Shareholder a right of a vote when solution of the whole of questions examined by Shareholders' Meeting of the Company.

6.3. Share issue is carried out in accordance with procedure determined by State Security and Exchange Commission.

6.4. The Shareholders are entitled freely dispose of shares held by them in accordance with Legislation in force.

6.5. The share is indivisible. When some persons hold one and the same share, all of them are recognized one Shareholder and may exercise their rights through one of them or their General Representative.

6.6. The Company is entitled to purchase its shares in accordance with procedure stipulated by Legislation if Ukraine. The shares mentioned should be sold or cancelled within the term non-exceeding a year.

6.7. The Company assures keeping of Accounting and submission of Accounts by shares in accordance with Legislation in force entering into corresponding Agreement on keeping of Nominal Security Holders Register with a legal person having obtained a License for keeping of Nominal Security Holders Register in accordance with established procedure.

6.8. The Company is entitled to issue bonds distributed among legal and natural persons. The bonds confirm Company obligations to recompense nominal bond value to its Owner within the term stipulated by it along with fixed percentage payment.

The Decision on bond issue is made by Supervisory Board.

The Company is entitled to issue bonds to the amount non-exceeding the one of Authorized Capital Stock or the sum of endowment handed over to the Company with this view by the third persons.

6.9. The Company is entitled to issue promissory notes and other securities in accordance with Legislation in force.

CLAUSE 7. Company Funds. Profit and Loss Distribution Procedure

7.1. The Company profit is made up of receipts got from economic activity after covering of material expenses and the ones equated to them as well as the expenditures for remuneration of labour.

The taxes stipulated by Legislation of Ukraine as well as other budgetary payments are deposited too. The Net Profit gained after making of settlements aforesaid remains at the full disposal of the Company.

7.2. The procedure for distribution of Net Profit and covering for losses is fixed in accordance with Legislation in force, these By-Laws and other Home Statutory Acts of the Company being approved by Shareholders' Meeting by representation of the Board agreed with Supervisory Board.

7.3. The Company sets up Surplus (Insurance) Fund enjoying the right to set up other ones by Decision of Shareholders' Meeting. The Funds stipulated by Legislation are set up in the amounts stipulated by the one without fail.

The Surplus (Insurance) Fund of the Company is set up in the amount making up not lesser than 25 per cent of the Authorized Capital Stock.

The amount of annual assignments to the Surplus (Insurance) Fund can't make up lesser than 5 per cent of the Net Profit Amount.

When the Surplus (Insurance) Fund is set up in the amount of 25 per cent of the Authorized Capital Stock, one may make no any assignments to the Surplus (Insurance) Fund.

The amounts of Funds subject to setting of the ones up are approved by Shareholders' Meeting. And at the same time, Supervisory Board determines their destination, procedure for setting up and spending of cash assets from the Funds.

The Board spends cash assets from the Funds by agreement with Supervisory Board.

7.4. Shareholders' Meeting of the Company fixes the term and procedure for dividend payment.

The share dividends are paid to Shareholders once a year by results of calendar year, pro rata number of shares held by them within the bounds of amount approved by Shareholders' Meeting.

The Company is entitled neither pay nor declare dividends till:

- till full payment of the entire Authorized Capital Stock;
- when decrease of Company Net Assets Value to the amount lesser than the one of Authorized Capital Stock and the Surplus (Insurance) Fund;
- in other cases established by Law.

The persons being Company Shareholders for the beginning of Dividend Payment Term enjoy the right for obtaining of a part of profit (dividends) pro rata their portions in Authorized Capital Stock of the Company.

The dividends are paid to legal persons by way of cash assets transfer to their Accounts or otherwise in accordance with Decision of Shareholders' Meeting. The dividends are paid to natural persons by way of cash assets transfer to their Accounts, through Cash Office of the Company or in some other way stipulated by Decision of Shareholders' Meeting.

The dividends non-received are deposited.

CLAUSE 8. Management Bodies of the Company

8.1. The Company is managed by its Bodies:

- Shareholders' Meeting;
- Supervisory Board;
- Board of the Company;
- Audit Committee

8.2. Shareholders' Meeting

8.2.1. The Superior Body of the Company is Shareholders' Meeting.

8.2.2. The exclusive terms of reference of Shareholders' Meeting include:

a) change-insertion into the By-Laws of the Company including change of amount of its Authorized Capital Stock;

b) election and recall of Participants of Supervisory Board as well as setting up and recall of other Bodies of the Company and recall of Chairman of Board – Director General and members of Board, election and recall of members of the Audit Committee,

c) approval of Annual Financial Accounts, approval of annual results of activity of the Company including its Subsidiaries, approval of Reports and Conclusions of the Audit Committee, the procedure for distribution of profit, the term and procedure for payment of a part of profit (dividends) and determination of procedure for reimbursement of losses;

d) setting up, reorganization and liquidation of Subsidiaries, Branch Establishments, and Representative Offices approval of their By-Laws and Provisions;

e) Decision-making on cessation of activity of the Company by way of amalgamation, joining. Division, reorganization or liquidation, appointment of Liquidation Committee and approval of Liquidation Balance Sheet;

f) Decision-making on handing over of keeping of the Company Shareholders' Register.

The Shareholders' Meeting can't hand over the questions belonging to its exclusive terms of reference to other Company Bodies in order of their solution.

The exclusive terms of reference of Company activities also include the following:

- determination of mainstreams of Company activity, approval of its Plans and Reports on their fulfillment;
- Decision-making on bringing officials from Supervisory Board to liability for breakage;
- determination of terms for labour remuneration of members of Supervisory Board;
- approval of Agreements (Contracts) as to alienation of property (Fixed Capital Stock) of the Company concluded to the amount exceeding 30 per cent of Company Assets Amount fixed by the Balance Sheet on the last reporting date;
- other questions of the Company activity.

The Shareholders' Meeting is entitled to examine any other questions concerning the Company activity.

The Shareholders' Meeting is entitled to hand over a part of their powers stated by these By-Laws to the terms of reference of Supervisory Board saving for the questions belonging to the exclusive terms of reference of Shareholders Meeting.

8.2.3. All of Shareholders may participate in the Meeting both personally and through their Representatives acting on the grounds of Powers of Attorney made official. The voting takes place by principle: a share is a vote.

8.2.4. The Shareholders' Meeting is considered to be law competent when the Shareholders having more than 60 per cent of votes in aggregate take part in its work.

8.2.5. In the following questions Decisions of Shareholders' Meeting are made by ordinary majority of votes making up at the least ¾ of votes Shareholders participating in the Meeting:

- change insertion into the Company By-Laws;
- Decision-making on cessation of activity of the Company including liquidation of the Company;
- Setting up and cessation of activity of Subsidiaries, Branch Establishments, and Representative Offices of the Company.

8.2.6. In all the rest questions the Decisions are made by ordinary majority of votes Shareholders participating in the Shareholders' Meeting.

8.2.7. The Regular Shareholders' Meeting is convened once a year. The grounds and procedure for convening of Extraordinary Meeting are fixed in accordance with Legislation of Ukraine in force. Suggestions as to change of Agenda submitted by Shareholders having more than 100 per cent of votes are inserted into Agenda by no means.

Besides Shareholders, the Holders of nominal shares are informed personally in written. Furthermore, General Advice is published in Local Press and one official Prints of the Verkhovna Rada, Ministry Ukraine or State Security and Exchange Commission stating the time and month for holding of the Meeting and Agenda at that. The Advice should be made at the least in 45 (fifty-five days) till convening of Shareholders' Meeting. The Decision on change insertion into the Agenda should be brought to the notice of all the Shareholders at the least in 10 days till holding of the Meeting by way of their publishing in local press and one of the official Prints of the Verkhovna Rada, Ministry Ukraine or State Security and Exchange Commission .

The Advice on following convening of Shareholders' Meeting to solve the questions on changes of the Authorized Capital Stock should contain the data stipulated by Legislation in force.

The procedure for preparation and holding of Shareholders' Meeting are fixed by the Provision on Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" being approved by Supervisory Board of the Company.

8.2.8. The Decisions made by Shareholders' Meeting are to be compulsory fulfilled by the Management Bodies and Shareholders of the Company.

8.3. Supervisory Board

8.3.1. The Supervisory Board is a Corporate Body representing interests of Shareholders in the interval between holding of Shareholders' Meetings and controlling and regulating the Company activity.

By Decision of Shareholders' Meeting the Supervisory Board may be entrusted with some duties attributed to the terms of reference of Shareholders' Meeting.

8.3.2. The Shareholders' Meeting elects 7 members to the staff of Supervisory Board from among the Participants for a three-year period. By Decision of Shareholders' Meeting members of Supervisory Board are recalled preliminary.

8.3.3. Supervisory Board elects its Chairman and his Deputy from among its staff but their term of powers should comply with the one of their term of powers in the Supervisory Board

8.3.4. The members of Supervisory Board can be neither members of the Board nor the ones of Audit Committee.

8.3.5. The members of Supervisory Board are officials of the Company:

8.3.6. The terms of reference of Supervisory Board include the following:

- control of the Company activity;
- listening to Reports of Board and officials from Management Bodies of the Company;
- determination of destination and procedure for usage of Surplus (Insurance) and other Funds, giving the consent to Board of use of the cash assets from Surplus (Insurance) and other Funds;
- approval of Home Regulations on Shareholders' Meeting, Supervisory Board, the Board, Audit Committee procedure for alienation of property and other internal Documents regulating interrelationships of Shareholders with the Company;
- approval of Decisions of Board as to determination of conditions for remuneration of labour of Heads of Subsidiaries, Branch Establishments and Representative Offices as well as to manage the fractions in other Companies (Enterprises, Associations);
- approval of Company Organizational Pattern together with the Board;
- Decision-making on purchase and alienation of shares, bonds and other corporate right;
- Decision-making on purchase (redeeming) of Company shares and their further flotation;
- Decision-making as to sale of additional issue shares being signed (floated) but non-paid in full within the term established by (floated) but remained unpaid within the term established by the Shareholders' Meeting;
- removal of Chairman of Board – Director General and members of Board from fulfillment of their obligations;
- appointment of temporary Acting Chairman of Board – Director General and temporary Acting member of Board with their powers valid till election of new Chairman of Board – Director General or new member of Board by the Shareholders' Meeting in case of removal their from their powers or their cessation of powers in accordance with these By-Laws;
- appointment of Acting Chairman of Board for the period of absence of Chairman of Board and his Deputy;
- determination of terms for remuneration of labour of the Chairman and members of Board, entering into the Contract with Chairman of Board – Director General;
- Decision-making on Company Capital Investments and Investments in the amount exceeding hryvnia equivalent of 50 (fifty) thousand dollars USA;
- approval of investment, accounting, financial and credit, and other policies, strategy, procedures and Investment Programs of the Company;
- approval of Cash Flow Quarter Plans of the Company;
- Decision-making on setting up and liquidation of standing or temporary Committees to attain the Statutory purposes of Company activity;
- enlisting the services of Experts or Consultants, Independent Audit Organizations to audit Financial State of the Company;
- Decision-making on alienation of property (Fixed Capital Stock) of the Company;
- Decision-making on mortgaging of Company property and corporate rights belonging to the Company;
- Decision-making on issuing of guarantees and bails;
- organization of extraordinary Inspections and Audits of financial and economic activity of the Company;
- agreement of Board Decisions as to appointment of persons authorized to manage Subsidiaries, Branch Establishments, Representative Offices and corporate rights (portions, fractions, shares and other) on behalf of the Company in other Economic Companies (Enterprises and Associations);
- Decision-making on necessity of convening of Extraordinary Shareholders' Meeting;
- formation of Agenda of Shareholders' Meeting convoked by request of Supervisory Board;
- agreement of Board arrangements as to preparation and holding of Shareholders' Meeting;
- examination of Audit Committee Reports by results of annual and other Inspections of the Company;
- approval of Quarterly Reports and Balance Sheets of the Company submitted by the Board and planned indices for the following accounting period. Approval of Annual and Quarterly Budgets of the Company;
- control of fulfillment of Decisions of Shareholders' Meetings;
- Decision-making on granting of Company property on lease;
- Decision-making on attraction of long-term credits by the Company;

- agreement of Board Decisions as to undertaking of short term debts to the amount non-exceeding 5 per cent of the assets holdings of the Company in aggregate at deduction of Account Payable stated on the last reporting date;
- Decision-making on Company participation and cessation of participation in joint activity;
- making of joint Decisions with the Board on authorization of some members of Board to act without Power of Attorney on behalf of the Company;
- agreement of Decisions as to appointment and dismissal of Directors from activity trend as well as Chief Engineer, Accounting Manager and Heads of Organization Departments directly subordinated to Chairman of Board;
- approval of Provisions of Agreement on keeping of Nominal Security Holders Register;
- Decision-making on issue of bonds;
- Decision-making on participation of the Company in Economic Companies, Enterprises and their Associations and Charitable Organizations, on investing in their Authorized Capital Stocks and at setting up of the ones including as well as Decision-making on drop out of their staff;
- Decision-making on repayment of investments and alienation of portions, fractions, shares and other corporate rights in case of drop out of the staff of Economic Companies and Associations, to which the Company belongs;
- making of Decisions in the part of management of corporate rights of Subsidiaries, Associations, Economic Companies and other legal persons, in which the Company is a member (Shareholder), including Decision-making on giving a consent to the Company on reorganization and liquidation of legal persons, to which the Company belongs;
- advising to Shareholders' Meetings of candidatures of Chairman and Secretary of Meeting;
- Decision-making on bringing officials from Company Management Bodies to liability for breakage saving for the members of Supervisory Board;

8.3.7. Meetings of Supervisory Board are carried out as needed. Meetings of Supervisory Board are law competent when presence of more than half of members of Supervisory Board elected.

The Decisions of Supervisory Board are made by ordinary majority of votes of members of Supervisory Board present at its Meeting. Each member of Supervisory Board is given a vote. When parity of votes, the Head of Supervisory Board is given a decisive vote.

The Decision of Supervisory Board is made official by the Minutes. Secretary of Supervisory Board is in charge of keeping of Minutes.

The Decisions of Supervisory Board may be made by way of written inquiries. In this case the Decisions are considered to be made when ordinary majority of members of Supervisory Board have supported its making. Order and procedure for Decision-making by way of inquiry are approved by Supervisory Board of the Company.

8.3.8. A member of Supervisory Board is entitled to hand in an Application on preliminary cessation of his powers within the period of validity of the ones. When handing of Application in by member of Supervisory Board on preliminary cessation of his powers, the member aforesaid is considered to be the one having dropped out of the membership of Supervisory Board since the date of handing the Application in. The deceased member of Supervisory Board is considered the one having dropped out of the membership of Supervisory Board because of his death.

8.3.9. The Supervisory Board may set up temporary and standing Consulting and Advisory Committees from among the members of Board and enlisting the services of the Experts and Specialists assisting the Supervisory Board in exercising of its powers by way of preliminary studying and examination of the most important questions of Company activity.

8.3.10. The duties and powers of temporary and standing Committees, their structure, procedure for enlisting of persons' services to the work of Committee as well as other questions connected to activity of Committees are recognized and approved by the Supervisory Board when making of Decision on setting up of corresponding Committee being made official in the form of Appendix to Minutes of Meeting of Supervisory Board, at which there was made a Decision on setting of corresponding Committee up. Conclusions of Committee are of recommendation nature being non-compulsory for making of Decision by Supervisory Board of the Company.

8.3.11. Any other questions as to setting up and activity of Supervisory Board of the Company are determined by Provision on Supervisory Board approved by Supervisory Board itself.

8.4. Board of the Company

8.4.1. The Board is an Executive Body of the Company managing its current activity.

The staff of Board includes: Chairman of Board – Director General and 10 members of Board, one of which is Vice-Chairman of Board.

The Chairman of Board – Director General and members of Board are elected and recalled by Shareholders' Meeting. Their election term lasts till the next Regular Shareholders' Meeting. When neither examination of question on recall of the persons aforesaid at the next Regular Shareholders' Meeting or nor making of Decision on their recall, the term of their powers is considered to be prolonged till the next Regular Shareholders' Meeting. The total tenure offices of Chairman of Board – Director General and its members aren't restricted.

In the intervening period between Shareholders' Meeting the Chairman of Board – Director General and members of Board may be preliminary removed from fulfillment of their obligations by Decision of Supervisory

Board. The Chairman of Board – Director General and members of Board may drop out of the staff of Board at their own will.

8.4.2. The Chairman of Board – Director General manages the work of Board.

8.4.3. The Decisions of Board are made by ordinary majority of votes of members of Board. When parity of votes, the Chairman of Board – Director General is given a decisive vote.

The Meetings of Board are held as frequently as once a month being considered to be law competent when participation in the ones of [illegible] of the full staff of members of Board at the least.

8.4.4. The Meeting of Board isn't considered to be law competent when the Chairman of Board – Director General and Vice-Chairman being absent at it.

8.4.5. The Supervisory Board enters into Contract with Chairman of Board – Director General elected by Shareholders' Meeting for the term till the next Regular Shareholders' Meeting. The Head of Supervisory Board signs the Contract on behalf of Supervisory Board.

8.4.6. The Chairman of Board – Director General is entitled to act on behalf of the Company without Power of Attorney being authorized to manage day-to-day operation of the Company and also represents the Company in all the Organizations, Institutions and Bodies both in Ukraine and beyond its borders, signs Agreements, Contracts and other Documents including the Powers of Attorney and executes legal acts saving for the ones attributed to the terms of reference of other Management Bodies by these By-Laws and Legislation in force.

The Chairman of Board – Director General assures fulfillment of Decisions of Shareholders' Meetings, Supervisory Board, Regulations of Legislation in force, these By-Laws, Constituent Documents, Local Statutory Acts, Provisions of Collective Agreement, obligations as to the State and Contracting Parties by Economic Agreements, safe conditions of work in accordance with Safety and Labour Protection Regulations established for workers of the Company, observance of Environmental Protection Requirements, safety of Company property and its proper use, organizes and assures Accounting and Statistic Accounts and performs other duties stipulated by Legislation in force.

The Chairman of Board – Director General approves Provision on Organization Departments of the Company.

8.4.7. The Chairman of Board – Director General organizes keeping of Minutes of the Meetings of the Board. The Minutes Book should be submitted to Shareholders or the members of Supervisory Board of the Company at any time.

8.4.8. The terms of reference of Board cover the whole of questions of day-to-day operation of the Company besides the ones attributed to the terms of reference of other Body of the Company by Legislation in force, these By-Laws or Decision of Shareholders' Meeting.

Board of the Company:

- manages day-to-day operation of the Company;
- elaborates investment, account, financial and credit, and other policy, strategies, procedures, Investment Programs, Business Plans of the Company and submits the ones for approval to Supervisory Board of the Company;
- elaborates Investment Programs, Annual and Quarterly Budgets of the Company and submits the ones for approval to Supervisory Board of the Company;
- draws up Quarterly Reports and renders an accounts to Supervisory Board as to financial and economic state of the Company, observance of policies approved by the Company, fulfillment of Business Plan, Budgets and Investment Programs of the Company;
- takes Decisions on making of Capital Investments and Investments by the Company in the amount non-exceeding hryvnia equivalent of 50 (fifty) thousand dollars USA;
- fulfils duties and exercises powers by commission of Shareholders' Meeting or Supervisory Board of the Company;

8.4.9. The Chairman of Board – Director General acts within the bounds of his terms of reference and rights established by these By-Laws and Home Regulations of the Company as well as the ones delegated to it by Management Boards of the Company.

8.4.10. While carrying out of its activity the Board is accountable to Shareholders' Meeting and Supervisory Board of the Company. The Board is to submit to Audit Committee the Annual Balance Sheet drawn up, the Profit and Loss Account drawn up as well as other Documents necessary for the Audit Committee to exercise its powers.

8.4.11. The Board assures preparation and holding of Shareholders' Meeting, provides it materially and makes for activity of Supervisory Board and Audit Committee.

8.4.12. Besides Chairman of Board the right to act on behalf of the Company without Power of Attorney may be given to some members of Board by joint Decision of Board and Supervisory Board. Other persons may act on behalf of the Company in accordance with powers being made official correspondingly.

8.4.13. The Board and Supervisory Board solve the questions requiring joint Decision or agreement in accordance with these By-Laws, Decision of Shareholders' Meeting and Provisions of the Company as a rule by means of holding of Joint Meetings. The terms and Agendas of Joint Meetings are fixed by agreement of Heads of these Bodies. The Decision is considered to be made being supported by both of the Bodies In case of need Decisions may be made at the Meeting of Board subject to availability of written agreement of Supervisory Board on the question examined.

8.5. Audit Committee

8.5.1. The Audit Committee checks up financial and economic activity of the Company and its Enterprises, Subsidiaries and Representative Offices. The Inspections are carried out by mission of Shareholders' Meeting, Supervisory Board, on the own initiative or by request of Shareholders having at the least 10 per cent of shares in aggregate.

The whole of materials, Bookkeeping Documents or other ones and officials' individual explanations should be submitted to Audit Committee by its request.

8.5.2. The Audit Committee is accountable to Shareholders' Meeting and Supervisory Board. The Audit Committee sends results of Inspections to the Board, Supervisory Board and Shareholders' Meeting.

8.5.3. The Audit Committee is formed from among the Company Shareholders consisting of 3 members elected by Shareholders' Meeting for three-year term. The members of Audit Committee elect the Head of Audit Committee from among their staff. By Decision of Shareholders' Meeting the members of Audit Committee may be recalled preliminary.

8.5.4. The members of Audit Committee are entitled to participate in the Meetings of Board enjoying the right of advisory vote.

8.5.5. The Audit Committee makes a Conclusion by Annual Reports and Balance Sheets. The Shareholders' Meeting isn't entitled to approve the Balance Sheet without Conclusion of Audit Committee.

8.5.6. When arising of threat to essential interests of Joint-Stock Company or revealing officials' misuses, the Audit Committee should require convening of Extraordinary Shareholders' Meeting.

8.5.7. The Audit Committee makes Decisions on questions belonging to the terms of its reference in course of its Meetings. The Meetings of Audit Committee are considered to be law competent when more than the half of its members elected being present at the ones.

The Decisions of Audit Committee are made by ordinary majority of votes of persons present at the Meeting of its members. Each member of Audit Committee is given a vote. When parity of votes, the Head of Audit Committee is given a decisive vote.

8.5.8. A member of Audit Committee is entitled to hand in an Application on preliminary cessation of his powers within the period of validity of the ones. When handing of Application in by member of Audit Committee on preliminary cessation of his powers, the member aforesaid is considered to be the one having dropped out of the staff of Audit Committee since the date of handing the Application in. The deceased member of Audit Committee is considered the one having dropped out of the staff of Audit Committee because of his death.

CLAUSE 9. Accounting and Accounts of the Company

9.1. The Company keeps Records Management and Accounting of the results of its work as well as Statistic Accounts.

The form and procedure for submission of Accounts are fixed by regulations of State Authorities.

The Authenticity and fullness of Annual Balance Sheet and Accounts of the Company is to be confirmed by Auditor. The Auditors advise Supervisory Board and Audit Committee on results of Inspections carries out and appropriate remarks.

9.2. Financial results of Company activity are determined in accordance with Annual Bookkeeper's Record.

9.3. The first financial year begins since the day of registration of the Company and finishes on the 31st of December of the same year, the following financial years are fixed in accordance with calendar ones.

9.4. The Company carries out its financial and economic activity in compliance with its Financial Plan.

9.5. Procedure for carrying out of Records Management and Accounting of the results of Company work as the whole and its Subsidiaries, Branch Establishments and Representative Offices is established by Board of the Company and Regulation on organization of Accounting and Accounts in Ukraine.

CLAUSE 10. Labour Collective and its Self-Government

10.1. The Labour Collective of the Company includes all the citizens having entered into Labour Agreements with the Company and in the form of Contract at that.

The Company is entitled to enlist the services of Experts including the foreign ones on the grounds of Agreements and Legislation in force and determine the terms of such cooperation.

10.2. Labour Collective of the Company:

- examines and approves the Draft Collective Agreement;
- determines and approves the List and procedure for granting of social benefits to the employees of the Company within the bounds of cash assets assigned by Financial Plan;
- participates in material and moral stimulation of fruitful work, encourages inventive and rationalization activity, submits an Application on recommendation of employees for Government Awards.

10.3. The Meeting (Conference) of Labour Collective of the Company represents the interests of Labour Collective as to the Executive Bodies of the Company. The interrelationships of Labour Collective and Executive Bodies are fixed by corresponding Collective Agreement.

10.4. At the Meetings the Labour Collective of the Company:

- examines and approves the Draft Collective Agreement;
- examines and solves the questions of self-government of Labour Collective;
- solves other questions stipulated by Legislation of Ukraine in force.

10.5. The members of Labour Collective are provided with social guarantees and indemnities stipulated by Legislation in force.

CLAUSE 11. Organization and Remuneration of Labour

11.1. The labour relations in the Company are regulated by Labour Code of Ukraine and these By-Laws.

11.2. Procedure for employment and dismissal of employees, length of working day, working week and leaves as well as other questions of labour activity of the Company Collective are regulated by Legislation of Ukraine in force, Labour Agreement and Standing Orders.

11.3. The Company elaborates and approves Manning Table, determines wages, forms and systems of remuneration of labour on its own.

11.4. Remuneration of employees' labour is carried out at the expense of Company cash assets. The Company is entitled to use Nontariff Labour Remuneration System while its regulation and determining of use of the one on its own.

The amount liable to payment is distributed among the permanent employees of the Company taking into account their professional skills, volume and quality of work and personal employees' contribution to the final result of activity. The employee's wages are neither limited by maximum amounts established nor may be lesser than minimum amount of wages fixed in accordance with Legislation.

11.5. The Company at the expense of personal costs may grant to its Labour Collective members additional social benefits along with prolongation of their paid leaves, child rearing leaves and provide moneyed assistance, indemnify for costs of accommodation and public utilities, give cash grants for food and specified purposes when availability of cash assets and corresponding Funds.

CLAUSE 12. Procedure for Change Insertion into the Company By-Laws.

12.1. The Shareholders' Meeting inserts changes and Appendices into the Company By-Laws in accordance with Legislation in force.

12.2. The changes inserted into the Company By-Laws are liable to Public Registration. To insert necessary changes into Public Register the Company informs the Body having carried the Registration out on changes inserted into the By-Laws within the term set by Legislative Acts.

CLAUSE 13. State and Commercial Secret. Confidential Information

13.1. The Company takes measures on keeping of State Secret in accordance with Legislation of Ukraine in force.

13.2. The Company is entitled to attribute the information of economic, commercial, technical, technological, business and social nature to the category of "Commercial Secret and Confidential Information".

The Company takes measures on security of its Commercial Secret and Confidential Information.

13.3. The content and volume of data making up Commercial Secret and Confidential Information, procedure for their security are fixed by Board of the Company in accordance with Legislation of Ukraine in force.

13.4. The requirements made to keeping of State, Commercial Secret and Confidential Information of the Company are compulsory for all of Shareholders and employees of the Company.

13.5. The Company submits to Public Authorities, Institutions of Local Governing and other Enterprises, Institutions and Organizations only such data, which are stipulated by Legislation.

CLAUSE 14. Cessation of the Company Activity

14.1. Cessation of the Company activity takes place by way of its reorganization (amalgamation, joining, division, detachment and reform) or liquidation observing the requirements of Antimonopoly Law of Ukraine.

14.2. The Company is reorganized by Decision of Shareholders' Meeting.

14.3. When reorganization the whole collect of rights and obligations of the Company is transferred to its assignees.

14.4. The Company is liquidates:

- by Decision of Shareholders' Meeting;
- on the grounds of Judgement of Court;
- on the grounds of Judgement of Economic Court in accordance with procedure established by Law of Ukraine "On Recovery of Company Solvency or Declaring it Bankrupt".

14.5. Liquidation of Company is carried out by Liquidation Committee appointed by Shareholders' Meeting and in cases of bankruptcy and cessation of Company activity by Judgement of Court - by Liquidation Committee appointed by these Bodies.

14.6. The whole of powers as to administration of Company business are transferred to the Liquidation Committee since the day of its appointment.

14.7. The activity of Liquidation Committee is to be controlled by Audit Committee till finishing of term of liquidation of the Company. The Liquidation Committee bears property accountability (liability for breakage) for damage done by it to the Company as well as to the third persons in accordance with Legislation of Ukraine in force.

14.8. The Liquidation Committee within three days since the moment of its appointment publishes Company information in one official (Republican and Local) Press Organs stating the term for Creditors to present their

claims; evaluates the Company property available; finds out its Debtors and Creditors and makes settlements with them; takes measures on repayment of Company debts to the third persons and its Shareholders; draws the Final Statement up and submits it to Shareholders' Meeting or the Body having appointed the Liquidation Committee.

14.9. Authenticity and fullness of Final Statement should be approved by Audit (Auditing Firm).

14.10. The cash assets belonging to the Company including proceeds from sales of its property while liquidation are distributed among the Shareholders pro rata their portions (per cent in the Authorized Capital Stock after settlements on remuneration of employees' labour and fulfillment of obligations as to the Budget, Banks, Holders of bonds issued by the Company and other Creditors.

14.11. The property handed to the Company in by Shareholders for use is returned au naturel without compensation.

14.12. In case of arising of disputes as to repayment of Company debts, its cash assets shouldn't be distributed among the Shareholders till settlement of this dispute or provision of corresponding guarantees to the Creditors.

14.13 Liquidation of the Company is considered to be finished and the Company is thought to be the one having ceased its activities since the moment of entering of record confirming this fact to the Public Register.

These By-Laws are drawn up in 2 original copies.

These changes and Appendices to the By-Laws by way of its statement in the new version are signed by Skosareva, Lyudmila Pavlivna, Passport Series AE No. 710813 issued by Industrial'nyy District Department of Dnipropetrovs'k City Board of Ministry of Internal Affairs Administration on the 29th of August, 1997 in accordance with Minutes No. 11 of the 14th of April, 2006 of Shareholders' Meeting of Open Joint Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

(signature) Skosareva, Lyudmila Pavlivna

Attachment 7

File No.82-4814

RECEIVED
2006 OCT 26 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIMITED LIABILITY COMPANY
AUDITING FIRM
I N S I D E R – CENTRE
tel./fax: 744-33-06, tel.: 371-61-40, 371-61-42
E-mail: root@insider.dp.ua
29-A Naberezhna Lenina, Dnipropetrovs'k 49600

No. 01-02/06
April 25, 2005

To G.O. Yesaulov
Chairman of Board of the
"Nizhnedneprovsky
Tube-Rolling Plant"
Open Joint-Stock Company

To the Dnipropetrovsk Territorial Board
of the State Committee for Securities and
Stock Market

AUDITOR'S CONCLUSION

On Financial Accounts of the "Nizhnedneprovsky Tube-Rolling Plant"
Open Joint-Stock Company

In accordance with the Agreement No. 02-02/03-06/530040130 dated December 25, 2003 and Additional Agreement No. 1 dated August 10, 2004, the Limited Liability Company the Auditing Firm "Insider – Center", acting on the grounds of its Statute and Certificate on entering in the Register of the Auditing Activity subjects No. 2459 issued by Decision of the Auditing Chamber of Ukraine No.158 of January 26, 2006 valid till January 26, 2011 located at: 29-A Naberezhna Lenina, Dnipropetrovsk, 49600 (phones: (056) 371-61-42, 744-33-06) has audited validity of consolidated Balance Sheet as at December 31, 2005; Income Statement; Cash Flow Statement, Statement of Owners' Equity and Notes to annual Financial Statements for the year 2005 of the "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company.

Audit was conducted in Dnipropetrovsk from December 05, 2005 till March 31, 2006.

To conduct the Audit, the "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company presented information on its financial and economic activity for the period from January 01, 2005 till December 31, 2005.

Management of the "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company is liable for authenticity and completeness of information presented thereby. We bear responsibility for drawing up the Auditor's Conclusion in accord with our audit results.

The Audit was conducted in accordance with requirements of the Laws of Ukraine on Auditing, on Securities and Stock Exchange, on State Regulation of Securities' Market in Ukraine, on Business Accounting and Financial Statements in Ukraine, and the National Provisions (Standards) of Business Accounting, the International Standards of Audit and Ethics, as well as other legislative acts and requirements of the State Committee for Securities and Stock Market made to the Auditor's Conclusion and Certificate on Financial State of the Limited Liability Company approved by Decision of the State Committee for Securities and Stock Market No. 5 as of January 25, 2001 (in the version of Decision of the State Committee for Securities and Stock Market No. 484 of November 17, 2004) and registered with the Ministry of Justice of Ukraine under No. 139/5330 of February 15, 2001.

The International Auditing Standards make us to plan and to conduct the audit for getting the reasonable evidence as to the fact that financial statements contain no substantial distortions. The audit includes inspecting, by way of testing, the proofs confirming amounts and disclosures in financial statements. The audit also includes assessment of principles of Business Accounting used and important previous evaluations carried out by the Company's executives, as well as evaluation of statements' presentation in general.

We consider that audit conducted by us provides the valid basis for drawing up our opinion.

As a result of audit, the following facts were established:

Full name:
"Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company
EDRPOU Code:
05393116;

Location:

21 Stoletova vul., Dnipropetrovsk 49081 Ukraine

The Company is registered by the Executive Committee of Dnipropetrovsk Municipal Council. Certificate on State Registration of legal person dated December 28, 1994, series A 00 No. 401337, number of entry regarding legal person data in the Unified State Register is 1 224 120 0000 001344.

The Company carries out its activity on the basis and in accordance with the Legislation of Ukraine currently in force as well as the Company's Statute. The basic kinds of activity of the Company in accordance with the Certificate on entering in EDRPOU Register issued by the Dnipropetrovsk Regional Board of Statistics on September 01, 2004 are as follows:

Code by KVED	Kind of Activity (the first is the basic one)
27.10.0	Ferrous metallurgy
27.22.0	Production of steel tubes
85.12.0	Medical practice
85.13.0	Stomatological practice
73.10.0	Research and developments in the field of natural and technical sciences
51.70.0	Other categories of wholesale trade

Financial statements submitted are based on the principles and methods of information disclosure regulated by the National Provisions (Standards) of Business Accounting. The indices of financial statements and business accounting comply with each other.

The assets, liabilities, capital, incomes and expenditures are classified and evaluated in accordance with accounting policy of the Company based on the Provisions of Business Accounting.

The List of related Parties wasn't determined by the Company. However, a substantial share of purchases and sales, issuing and obtaining guarantees and pledges is carried out within a certain range of legal persons. No information is available as to the essence of relationship and kinds of operations with related parties in financial statements.

In our opinion, except for the aforesaid restrictions, assets, liabilities, Equity Capital, incomes and expenditures disclosed in the Financial Statements are recognized and classified, as a whole, in accordance with conceptual bases of Provisions (Standards) of Business Accounting. Financial statements validly and correctly reflect financial status of the "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company as at December 31, 2005, as well as the result of its activity, in compliance with Provisions (Standards) of Business Accounting of Ukraine and legal requirements.

The Certificate on financial status of "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company as at December 31, 2005 is enclosed.

Auditor,
Executive Director
of Company "Insider – Centre"
Certificate series "A"
001778 issued by
the Auditing Chamber
of Ukraine of the 27th of December, 1994,
Decision # 23 which legal effect
is prolonged by Decision of the Auditing Chamber
of Ukraine # 128
of the 30th of October, 2003

(signature) V.V. Zinkevych

Seal:
Ukraine, city of Dnipropetrovs'k
Limited Liability Company
Auditing Firm "Insider-Centre"
Identification Code 31154676
INSIDER-CENTRE

CERTIFICATE

on financial status of the "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company

Calculation of indices of financial status and solvency was made on the basis of statements presented as at December 31, 2005.

Analysis of liquidity indices

	31.12.2003	31.12.2004	31.12.2005	Norm
Liquidity ratio Total (pay-off ratio)	2.08	1.33	2.68	1.0-2.0
Quick liquidity ratio	1.27	0.96	2.19	0.6-0.8
Absolute liquidity ratio	0.02	0.2	0.82	0.25-0.5

Total liquidity ratio (pay-off) is the evidence of adequacy of current assets, which can be used to repay the Company's current liabilities.

Intermediate ratio of (quick) liquidity 2.19 means that the Company is capable to repay its short-term liabilities upon quick mobilization of account receivable.

Value of absolute (immediate) liquidity ratio 0.82 confirms that the Company can repay part of its debts subject to availability of necessary funds in its accounts.

Therefore, the Company's solvency indices prove that it has liquid balance as at December 31, 2005, and can repay its debts.

Analysis of Financial Stability Indices

	31.12.2003	31.12.2004	31.12.2005	Norm
Autonomy ratio	0.65	0.4	0.62	0.25-0.5
Ratio of liabilities pay-off by Equity Capital (Capital Structure)	0.53	1.47	0.61	0.5-1.0

Autonomy ratio shows that the share of Equity Funds in general sources of financing makes 62 percent as at December 31, 2005, that is, financial status of the Company depends on external funding sources.

The ratio of liabilities pay-off by Equity Capital (Capital Structure) testifies that the share of debt capital in the total amount of funds is equal to 61 percent as at December 31, 2005.

Conclusion: The "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company is characterized as liquid and solvent enterprise but its financial status depends upon external funding sources.

Auditor,
Executive Director
of Company "Insider – Centre"
Certificate series "A"
001778 issued by
the Auditing Chamber
of Ukraine of the 27th of December, 1994.
Decision # 23 which legal effect
is prolonged by Decision of the Auditing Chamber
of Ukraine # 128
of the 30th of October, 2003

(signature) V.V. Zinkevych

Seal:
Ukraine, city of Dnipropetrovs'k
Limited Liability Company
Auditing Firm "Insider-Centre"
Identification Code 31154676
INSIDER-CENTRE

Attachment 8

RECEIVED

2005 OCT 26 A 9:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No.82-4814

Addition
to Regulations (standard)
of accounting 2

	CODES		
Data (year, month, day)	2006	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
	10		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.10.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock company
Territory
Ownership form: **Private property**
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **Tubes production**
Form of economic activity: **Ferrous metallurgy**
Unit of measurement: **th.grn.**
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2005 (consolidated)

Form # 1 Code by DKUD 1801001

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets			
residual value	010	79	166
original value	011	333	444
accumulated amortization	012	(254)	(278)
Incomplete construction	020	25316	34073
Fixed assets: residual value	030	422698	425802
original value	031	1224734	1268145
depreciation	032	(802036)	(842343)
Long-term financial investments: taken account of by the method of participation in the capital of other enterprises	040	20115	24475
other financial investments	045	972089	253489
Long-term debtor indebtedness	050	67	274
Deferred tax assets	060	33960	48814
Other non-current assets	070	0	0
Goodwill at consolidation	075	0	0
In all for section I	**080**	1474324	787093
II. Current assets			
Stores: production stores	100	138727	162097
animals on growing and fattening (livestock)	110	0	0
incomplete production	120	54498	77042
finished produce	130	80548	64345
goods	140	1156	1191
bill received	150	0	0
Debtor indebtedness for goods, works, services:			
net realization value	160	180879	286998
original value	161	181387	287552
doubtful debt reserve	162	(508)	(554)

1	2	3	4
Debtor indebtedness at settlements: with the budget	170	18590	35057
at advances issued	180	48568	51027
from calculated income	190	152	7
from internal settlements	200	0	0
Other current debtor indebtedness	210	275380	453651
Current financial investments	220	0	0
Monetary resources and their equivalents: in national currency	230	5089	514492
in foreign currency	240	133785	1345
Other current assets	250	39507	42405
In all for section II	**260**	976879	1689657
III. Deferred expenses	**270**	3223	6676
Balance	**280**	2454426	2483426

Liabilities	Line Code	At the beginning of the accounting period	By the end of the accounting period
1	2	3	4
I. Owner's equity			
Authorized capital	300	13471	13471
Share capital	310	0	0
Additional share capital	320	37181	37181
Other additional capital	330	468628	466786
Reserve capital	340	19993	19993
Undivided profit (non-covered losses)	350	446442	994864
Unpaid capital	360	(0)	(0)
Retired assets	370	(0)	(0)
Accumulated exchange difference	375	(0)	(0)
In all for section I	**380**	985715	1532295
Minority share	385	0	0
II. Provision of future expenditures and payments			
Provision of staff remuneration	400	18223	10247
Other provisions	410	0	244
Amount of insurance reserves	415	0	0
Amount of shares of re-insurers in the insurance reserves	416	(0)	(0)
Special-purpose financing	420	0	0
Total, by section II	**430**	18223	10491
III. Long-term liabilities			
Long-term bank loans	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	717719	309519
Total, by section III	**480**	717719	309519
IV. Current liabilities			
Short-term bank loans	500	194708	257945
Current debt on long-term liabilities	510	0	0
Bills issued	520	42005	37091
Accounts payable for goods, works, services	530	471452	245209
Current liabilities towards settlements:			
on advances received	540	558	823
with budget	550	10723	49094
on off-budget payments	560	824	1006
on insurance	570	3198	4411
on labor remuneration	580	7067	9964
with participants	590	295	269

1	2	3	4
on internal settlements	600	0	0
Other current liabilities	610	1939	25309
Total, by section IV	**620**	732769	631121
V. Deferred incomes	**630**	0	0
Balance	**640**	2454426	2483426

NOTES:

The reporting year for drawing up financial statements is a calendar year.

Financial statements submitted are based on principles and methods of information disclosure regulated by the National Provisions (Standards) of Business Accounting, which are used since January 2000.

Basic assumptions are the principles of accruals and continuity.

Elements of financial statements are calculated as based on the original cost.

Assets are recognized in the amount of funds or fair value of other expenditures for their acquisition. Liabilities are recognized in the amount of proceeds obtained in exchange for the liability.

Assets and liabilities in the balance sheet are divided into long-term and current ones.

Accounting of the Company's assets is classified as follows:

- non-current assets;
- long-term financial investments;
- reserves;
- accounts receivable;
- cash funds.

Fixed assets are recognized as assets at their original cost.

Original cost of fixed assets increased by amount of costs related to the object improvement (modernization, re-equipment, reconstruction etc.).

Renewal and repair of assets are reflected as costs in the Income Statement as these costs are incurred.

In accord with the accounting policy, cost parameters of items included into low-value non-current assets are fixed (1000 UAH).

Depreciation is accrued in compliance with the norms and methods of the tax legislation.

Profits and losses from withdrawal of the fixed assets are reflected in the Income Statement.

As at balance sheet date, book value of the fixed asset objects was not reviewed for the purpose of determining the indices of possible decrease in utility. Original cost of objects coming to zero value as at the balance sheet date was 8808 thous. UAH. Re-evaluation of these objects was not made because of their insignificant effect on financial statements.

Cost of incomplete capital investments is calculated as per costs incurred.

Intangible assets are reflected in balance sheet at original cost thereof, less depreciation. Intangible assets' depreciation is accrued during their useful life, established on the date of the asset recognition using straight-line method.

Long-term financial investments are included in balance sheet at their original cost.

As at the date of balance sheet, financial investments in which the investor has substantial interest are accounted in accord with the method of participation in capital. Costs from decrease in utility of financial investments are recognized as other costs.

Amount of deferred tax asset is recognized on temporary differences in calculation of book value of the fixed assets in business and tax accounting, which are probably to be taxable as profit.

Inventory holdings are recorded at their prime cost.

Evaluation of reserves at their acquisition is made as per their original cost.

Evaluation of reserves' withdrawal is made as follows:

- on raw materials, basic materials, semi-finished products – at weighted average prime cost;
- on auxiliary materials, fuels, low-value quick-wearing articles – under the method of weighted average cost;
- goods in retail trade – at their selling price.

Transport and procurement charges are reflected in separate sub-accounts.

In compliance with adopted accounting policy, as based on the principle of due diligence and level of data materiality, current low-value quick-wearing articles are the objects regardless of their service life costing less than 300 UAH, and objects featuring service life up to one year regardless of their cost. Cost of low-value quick-wearing articles when they are put in operation is withdrawn from the assets.

Stocks of finished products are reflected at their production prime cost.

Cost of production in progress includes direct costs and production overheads.

Accounts receivable for goods, works and services are reflected in balance sheet at their net selling value.

Amount of bad debt reserve is determined as based on the accounts receivable classification.

Monetary funds include cash funds; funds in settlement accounts and demand deposits; amounts in foreign currencies converted into UAH at the NBU rate as at the report drawing up.

Liabilities are reflected in balance sheet under recognition of assets or costs as a result of past operations and events. Long-term liabilities are determined by: special-purpose long-term loan; indebtedness secured by long-term bills.

Liabilities are evaluated at their acquisition cost and are disclosed in balance sheet prior to expiry of the period of limitation of claim.

Provisions of future expenditures and payments are reflected in accord with their purpose and calculated by reserves allocated for vacation payments and remunerations by year results.

Equity capital is determined by the authorized capital and reserve fund, by amount of income from issue and other additional capital.

Other additional capital consists of:

- amount of indexation of re-evaluations conducted, as per decisions of the Cabinet of Ministers of Ukraine because of inflation;

- replenishment of current assets and purpose financing related to participation in the experiment, in accord with the Law of Ukraine on further development of mining and metallurgical complex.

Chairman	(signature)	Yesaulov Gennadiy Oleksandrovych (name)
Chief accountant	(signature)	Sokolova Iryna Volodymyrivna (name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 9

RECEIVED
2006 OCT 26 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-4814

Addition
to Regulations (standard)
of accounting 3

	CODES		
Data (year, month, day)	2006	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.10.0		
Control sum			

Enterprise
"Nizhnednеprovsky tube-rolling plant" open joint-stock Company
Territory
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **Tubes production**
Form of economic activity: **Ferrous metallurgy**
Unit of measurement: **th.grn.**

REPORT ABOUT FINANCIAL RESULTS THROUGH 2005 year (consolidated)

Form #2 Code by DKUD 1801003

I. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from selling (goods, works, services)	010	3483826	2940236
Value added tax	015	(275680)	(290879)
Excise tax	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(17368)	(17379)
Net income (proceeds) from selling products (goods, works, services)	035	3190778	2631978
Prime cost of sold products (goods, works, services)	040	(2306169)	(2271464)
Gross: income	050	884609	360514
loss	055	(0)	(0)
Other operating incomes	060	223829	325784
Administrative costs	070	(101845)	(86322)
Sales costs	080	(186084)	(82866)
Other operating costs	090	(221088)	(329474)
Financial result from operating activity: profit	100	599421	187636
loss	105	(0)	(0)
Income from participation in capital	110	4360	1743
Other financial incomes	120	101	19
Other incomes	130	992900	7101
Financial costs	140	(16654)	(11705)
Losses from participation in capital	150	(0)	(0)
Other costs	160	(831609)	(23732)
Financial results from ordinary activity Before tax: profit	170	748519	161062
loss	175	(0)	(0)
Tax on profit from ordinary activity	180	200097	58399

1	2	3	4
Tax income regarding profit from ordinary activity	185	0	0
Financial results from ordinary activity: profit	190	548422	102663
loss	195	(0)	(0)
Extraordinary: incomes	200	0	0
costs	205	(0)	(0)
Taxes on extraordinary profit	210	0	0
Minority interest	215	0	0
Net: profit	220	548422	102663
loss	225	(0)	(0)

II. ELEMENTS OF OPERATING COSTS

Name of the item	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	2009871	1663592
Labor remuneration expenses	240	145671	101956
Deductions to social measures	250	57904	40331
Depreciation	260	39550	38952
Other operating costs	270	292389	154529
Total	280	2545385	1999360

III. CALCULATION OF INDICES

Item	Line code	For the accounting period	For the preceding period
1	2	3	4
Average annual quantity of ordinary shares	300	53885000	53885000
Adjusted average annual quantity of ordinary shares	310	53885000	53885000
Net profit (loss) per one ordinary share (UAH)	320	10,178	1,905
Adjusted net profit (loss) per one ordinary share (UAH)	330	10,178	1,905
Dividends per one ordinary share (UAH)	340	0	0

NOTES:

Income is recognized in accord with the principle of accruals and continuity.

Income from selling products is recognized at shipment of products.

Income from rendering services is recognized by way of evaluating the degree of transaction completion by examination of the work fulfilled.

Recognized incomes are classified as follows:

1) income from selling products, goods, works, services:
- other operating incomes:
- financial incomes:
- other incomes.

2) extraordinary incomes.

Costs are recognized in profit and loss statement, as based on direct relation between costs incurred and profits obtained.

Costs are recognized also in the events when future economic benefits cease to comply with the requirements for their disclosure as an asset in the Company's balance sheet.

Chairman (signature) Yesaulov Gennadiy Oleksandrovych
(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna
(name)

Seal:
Ukraine city of Dnipropetrovs`k Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" 05393116

Attachment 10

RECEIVED

File No.82-4814

Addition
to Regulations (standard)
of accounting 4

Data (year, month, day)

CODES		
2006	1	01

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company by EDRPOU 05393116
Territory by KOATUU 1210137200
Organ of State control
Open joint-stock companies established on the base of state enterprises by SPODU 6024
Branch (type of activity) **Tubes production** by ZKGNG 12140
Form of economic activity: : **Ferrous metallurgy** by KVED 27.10.0
Unit of measurement: **th.grn.** Control sum

REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH 2005 year (consolidated)

Form #3 Code by DKUD 1801004

Item	Code	For reporting period		For previous period	
		Receipt	Expense	Receipt	Expense
1	2	3	4	5	6
I. Cash flow operating activity					
Profit (loss) from ordinary activity before tax	010	748519	0	161217	0
Adjustment for: depreciation of non-current assets	020	39550	X	38939	X
increase (decrease) in provisions	030	0	7732	6913	0
profit (loss) from unrealized exchange differences	040	104	0	187	191
profit (loss) from non-operating activity	050	0	165752	23732	8863
Tax expenditures	060	16654	X	11705	X
Profit (loss) from operating activity prior to changes in net current assets	070	631343	0	233639	0
Decrease (increase) in: current assets	080	0	211984	0	292631
deferred charges	090	0	3453	0	141
Decrease (increase) in: current liabilities	100	0	267131	234257	0
deferred income	110	0	0	0	0
Cash flows from operating activity	120	148775	0	175124	0
Paid: interest	130	X	16357	X	11706
profit tax	140	X	169703	X	22873
Net cash flow prior to extraordinary events	150	0	37285	140545	0
Cash flow from extraordinary events	160	0	0	0	0
Net cash flow from operating activity	170	0	37285	140545	0
II. Cash flow from investment activity					

1	2	3	4	5	6
Selling of: financial investments	180	797991	X	2645	X
non-current assets	190	948	X	520	X
property units	200	0	0	0	0
Obtained: interest	210	0	X	0	X
dividends	220	101	X	0	X
Other receipts	230	274318	X	704	X
Purchasing of: financial investments	240	X	368559	X	682614
non-current assets	250	X	46898	X	15204
property units	260	X	0	X	0
Other payments	270	X	0	X	0
Net cash flow prior to extraordinary events	280	657901	0	0	693949
Cash flow from extraordinary events	290	0	0	0	0
Net cash flow from investment activity	300	657901	0	0	693949
III. Cash flow from financial activity					
Equity receipts	310	0	X	0	X
Obtained loans	320	1152395	X	1005178	X
Other receipts	330	0	X	0	X
Repayment of loans	340	X	1395923	X	314931
Paid dividends	350	X	21	X	2961
Other payments	360	X	0	X	0
Net cash flow prior to extraordinary events	370	0	243549	687286	0
Cash flow from extraordinary events	380	0	0	0	0
Net cash flow from financial activity	390	0	243549	687286	0
Net cash flow for the reporting period	400	377067	0	133882	0
Balance of funds at the year beginning	410	138874	X	4987	X
Effect of exchange rated on balance of funds	420	0	104	191	187
Balance of funds at the year end	430	515837	X	138873	X

NOTES:

Cash flows are formed of payments in the national currency of Ukraine and foreign currency including:
- US dollars;
- EURO;
- Russian rubles.

Non-monetary transactions of financial activity were not performed.

Non-monetary transactions of investment activity: transactions on purchasing of fixed assets, settlements on which were made by offsetting debts for shipped products or rendered services.

Chairman (signature) Yesaulov Gennadiy Oleksandrovych
(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 11

File No.82-4814

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2006	01	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.10.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity) **Tubes production**
Form of economic activity: : **Ferrous metallurgy**
Unit of measurement: **th.grn.**

REPORT ABOUT OWN CAPITAL THROUGH
2005 year (consolidated)

Form №4 Code by DKUD 1801003

Item	Code	Authorized capital	Share capital	Additional invested capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as at the beginning of the year	010	13471	0	37181	468628	19993	447505	0	0	986778
Adjustment: Changing of accounting policy	020	0	0	0	0	0	0	0	0	0
Error correction	030	0	0	0	0	0	(1063)	0	0	(1063)
Other changes	040	0	0	0	(0)	0	0	0	0	0
Adjusted balance as at the beginning of the year	050	13471	0	37181	468628	19993	446442	0	0	985715
Asset revaluation: Revaluation of fixed assets	060	0	0	0	331	0	0	0	0	331
Fixed assets discounting	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)

1	2	3	4	5	6	7	8	9	10	11
Revaluation of construction in progress	080	0	0	0	0	0	0	0	0	0
Discounting of construction in progress	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Revaluation of intangible assets	100	0	0	0	0	0	0	0	0	0
Discounting of intangible assets	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Indexation of withdrawn fixed assets	120	0	0	0	(2197)	0	0	0	0	(2197)
Net profit (loss) for reporting period	130	0	0	0	0	0	548422	0	0	548422
Allocation of profits:										
Payments to owners (dividends)	140	0	0	0	0	0	(0)	0	0	(0)
Allocation of profit to Authorized Capital	150	0	0	0	0	0	0	0	0	0
Deductions to reserve capital	160	0	0	0	0	0	(0)	0	0	0
	170	0	0	0	0	0	0	0	0	0
Contribution of participants: Capital contributions	180	0	0	0	0	0	0	0	0	0
Repayment of debt from the capital	190	0	0	0	0	0	0	0	0	0
	200	0	0	0	0	0	0	0	0	0
Capital withdrawal: Redemption of shares	210	0	0	0	0	0	0	0	0	0
Reselling of redeemed shares	220	0	0	0	0	0	0	0	0	0
Annulment of redeemed shares	230	0	0	0	0	0	0	0	0	0
Withdrawal of the part of capital	240	0	0	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11
Decrease in par value of shares	250	0	0	0	0	0	0	0	0	0
Other changes in capital: Writing off non-reimbursed losses	260	0	0	0	0	0	0	0	0	0
Assets received free of charge	270	0	0	0	24	0	0	0	0	24
Law of Ukraine on further development of the mining and metallurgical complex	280	0	0	0	0	0	0	0	0	0
Total changes in capital	290	0	0	0	(1842)	0	548422	0	0	546580
Balance as at the end of the year	300	13471	0	37181	466786	19993	994864	0	0	1532295

NOTES:

1. No additional issue of the Company's shares was made in the reporting period.

2. Below represented are the shares in the structure of the Authorized Capital in accord with certain kinds and categories:

2.1. Quantity of issued shares is 53 885 000 (fifty three million eight hundred eighty five thousand) of ordinary registered shares fully paid at value not less than par value thereof;

2.2. Par value of each share is 0.25 UAH.

2.3. Throughout the reporting period, no changes in quantity of outstanding shares occurred.

2.4. The Company's shareholders have the right to:

- take part in management of the Company's affairs subject to procedure stipulated by the Statute;
- take part in distribution of the Company's profit and obtain a part thereof (dividends). Right to obtain the part of profit (dividends) pro rata to the share of each participant shall be conferred to persons being the Company's shareholders as at the date of beginning of the dividend payment period;
- obtain all information about its personal account, as well as the information on the Company's activity. Upon request of the participant, the Company shall provide him/her with annual balance sheets, reports on the Company's activity, and minutes of the meetings for examination;
- enter the Company and drop out thereof as stipulated by the law;
- obtain the part of the Company's property value in the event of its liquidation pro rata to par value of Company's shares belonging thereto;
- sell, grant, exchange, pledge, devolve, make a will towards all shares owned by them or any part thereof;
- enjoy priority right to purchase the shares of future issues;
- transfer control of their shares (including voting right) to other person;
- take any other actions always in compliance with the current legislation.

2.5. There are no shares belonging to the Company itself, its branches and associated enterprises.

2.6. Founders of the Company are the State represented by the State Property Fund of Ukraine and organization of leaseholders of the Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht, registered by the order of the Executive Committee of the Dnipropetrovsk Municipal Council of People's Deputies on December 30, 1992 No. 1205-p.

As at January 01, 2006 no ordinary registered shares of the Company are owned by the State Property Fund of Ukraine; the labor collective owns 2 371 640 (two million three hundred seventy one thousand six hundred and forty) ordinary registered shares comprising 4.401 % of the Authorized Capital.

2.7. As at January 01, 2006, the Company's executive organ owns 2 035 603 (two million thirty five thousand six hundred and three) shares.

List of persons share of which in the Authorized Fund exceeds 5 %:

- "TANFERD INVESTMENTS LIMITED";
- Interregional Stock Union OJSC (nominal holder);

- Credit-Dnipro Commercial Bank CJSC (nominal holder).

3. There are no shares reserved for issue in accord with options and other contracts.
4. Since preference shares were not issued, no dividends were paid thereon.
5. No dividends included (or not included) in the structure of liabilities, which were foreseen but officially not approved, were available in the reporting year.

Chairman	(signature)	Yesaulov Gennadiy Oleksandrovych (name)
Chief accountant	(signature)	Sokolova Iryna Volodymyrivna (name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 12

RECEIVED
2006 OCT 26 A ...
OFFICE OF INTE...
CORPORA...

File No.82-4814

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 #302

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity) **Tubes production**
Form of economic activity: : **Ferrous metallurgy**
Number of employees **9609**
Unit of measurement: **th.grn.**

	CODES		
Data (year, month, day)	2006	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.10.0		
Control sum			

NOTES TO THE ANNUAL FINANCIAL REPORT 2005 year (consolidated)

Form №5 Code by DKUD 1801003

I. Intangible assets

Groups of intangible assets	Code of line	Balance as per the beginning of the year		Received during a year	Reevaluation (after-valuation+, marking down-)		Withdrawn within year		Charged de-precia-tion per year	Losses from decrease in efficiency per year	Other changes for the year		Balance as per the end of the year	
		Initial (re-evaluated value)	Wear and tear		Initial (re-evaluated value)	Wear and tear	Initial (re-evaluated value)	Wear and tear			Initial (re-evaluated value)	Wear and tear	Initial (re-evaluated value)	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010	0	0	0	0	0	0	0	0	0	0	0	0	0
Right to use property	020	0	0	0	0	0	0	0	0	0	0	0	0	0
Rights to marks for goods and services	030	25	4	0	0	0	0	0	2	0	0	0	25	6
Rights to objects of industrial property	040	0	0	0	0	0	0	0	0	0	0	0	0	0
Copyrights and related rights	050	0	0	0	0	0	0	0	0	0	0	0	0	0
	060	0	0	0	0	0	0	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Other intangible assets	070	308	250	111	0	0	0	0	22	0	0	0	419	272
Total	**080**	**333**	**254**	**111**	**0**	**0**	**0**	**0**	**24**	**0**	**0**	**0**	**444**	**278**

Line 080 column 14	cost of intangible assets concerning which there is a restriction of the right of ownership	**(081)**	0
	cost of intangible assets pledged	**(082)**	0
	cost of intangible assets created by the enterprise	**(083)**	0
Line 080 column 5	cost of intangible assets received at the expense of target allocations	**(084)**	0
Line 080 column 15	accumulated depreciation of intangible assets for which there is a restriction of the right of ownership	**(085)**	0

II. Fixed assets

Groups of tangible assets	Code of line	Balance at the beginning of the year		Received during the year	Revaluation (increase in value +, discount 0)		Withdrawn during the year		Deprecia-tion accrued during the year	Losses from decrease in usabil-ity	Other changes during the year		Balance at the end of the year		including			
															received under financial lease		granted on opera-tive lease	
		original (revalued) cost	wear and tear		original (revalued) cost	wear and tear	original (revalued) cost	wear and tear			original (revalued) cost	wear and tear	original (revalued) cost	wear and tear	original (reval-ued) cost	wear and tear	original (revalued) cost	wear and tear
1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**	**13**	**14**	**15**	**16**	**17**	**18**	**19**
Plots of land	**100**	3702	0	0	0	0	0	0	0	0	0	0	3702	0	0	0	0	0
Capital outlays for land reclamation	**110**	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Buildings, structures and transmitting termi-nals	**120**	491463	272081	7224	359	213	189	101	11622	0	0	0	498857	283815	0	0	4593	2394
Machines and equip-ment	**130**	656938	485991	35137	0	0	499	161	25540	0	0	0	691576	511370	0	0	2667	1762
Means of transport	**140**	19797	15219	60	0	0	92	86	910	0	0	0	19765	16043	0	0	0	0
Tools, devices, inventory (furniture)	**150**	18314	10210	1082	0	0	95	53	1672	0	0	0	19301	11829	0	0	0	0
Work and productive livestock	**160**	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Perennials	**170**	654	369	21	0	0	0	0	44	0	0	0	675	413	0	0	0	0
Other fixed assets	**180**	33268	17871	1416	0	0	1129	323	966	0	0	0	33555	18514	0	0	43	32
Library funds	**190**	5	0	0	0	0	0	0	5	0	0	0	5	5	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Low-value non-current material assets	200	593	295	130	0	0	14	14	73	0	0	0	709	354	0	0	0	0
Temporary (non-title) buildings	210	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Natural resources	220	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Inventory containers	230	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Rented articles	240	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other non-current material assets	250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	260	1224734	802036	45070	359	213	2018	738	40832	0	0	0	1268145	842343	0	0	7303	4188

Line 260 column 14	cost of fixed assets concerning which there is a restriction of the right of ownership as per the current legislation	(261)	5461
	cost of fixed assets pledged	(262)	0
	residual cost of fixed assets temporarily not used (conservation, reconstruction etc)	(263)	0
	residual cost of fixed assets withdrawn from operation for sale	(264)	0
	original (revalued) cost of fully depreciated fixed assets	(265)	8808
Line 260 column 5	cost of fixed assets acquired at the expense of target financing	(266)	9487
Cost of fixed assets taken on operative lease		(267)	981
Line 260 column 15	wear and tear of fixed assets for which restrictions of the right of ownership exist	(268)	2752

III. Capital investments

Name of the index	Code of line	During the year	As at the end of the year
1	2	3	4
Capital construction	280	49778	33662
Purchasing (manufacturing) of fixed assets	290	2026	74
Purchasing (manufacturing) of other non-current material assets	300	139	22
Purchasing (creation) on intangible assets	310	1323	315
Formation of basic herd	320	0	0
Other	330	0	0
Total	340	53266	34073

IV. Financial investments

Name of the index	Code of line	For the year	At the year end	
			Long-term	Short-term
1	2	3	4	5
A. Financial investments by the method of participation in capital in:				
Associated enterprises	350	4360	24475	0
Branch establishments	360	0	0	0
Joint activity	370	0	0	0

1	2	3	4	5
Б. Other financial investments into:				
shares in the authorized capital of other enterprises	380	17256	253489	0
shares	390	0	0	0
bonds	400	0	0	0
others	410	0	0	0
Total	**420**	**21616**	**277964**	**0**

Line 045 column 4 of Balance sheet	Other long-term financial investments are reflected:		
	at prime cost	(421)	253489
	at fair value	(422)	0
	at depreciated prime cost	(423)	0
Line 220 column 4 of Balance sheet	Current financial investments are reflected:		
	at prime cost	(424)	0
	at fair value	(425)	0
	at depreciated prime cost	(426)	0

V. Incomes and costs

Name of the index	Code of line	Incomes	Costs
1	2	3	4
A. Other operating incomes and costs			
Operating lease of assets	440	758	0
Operating exchange difference	450	28092	38129

1	2	3	4
Selling of other current assets	**460**	35667	23259
Penalties, fines, forfeits	**470**	75	560
Maintenance of objects of housing, communal and social nature	**480**	2787	4229
Other operating incomes and costs	**490**	156450	154911
including: deductions to reserve of bad debts,	**491**	X	0
non-productive costs and expenses	**492**	X	0
Б. Incomes and costs from participation in capital under investments in:			
Associated enterprises	**500**	0	0
Branch establishments	**510**	0	0
Joint activity	**520**	4360	0
B. Other financial incomes and costs			
Dividends	**530**	101	X
Interest	**540**	X	16654
Financial lease of assets	**550**	0	0
Other financial incomes and costs	**560**	0	0
Г. Other incomes and costs			
Selling of financial investments	**570**	987809	828644
Selling of non-current assets	**580**	938	887
Selling of property complexes	**590**	0	0
Non-operating exchange difference	**600**	71	0
Assets obtained free of charge	**610**	4	X
Non-current assets write-off	**620**	X	76
Other incomes and costs	**630**	4078	2002

Barter transactions with products (goods, works, services) **(631)** 0

Part of income from selling products (goods, works, services) on barter contracts with related parties **(632)** 0 %

VI. Cash funds

Name of the item	Code of line	As at the end of the year
1	2	3
Funds in cash	**640**	30
Current account with the bank	**650**	514876

1	2	3
Other bank accounts (letters of credit, cheque-books)	**660**	931
Cash funds in transit	**670**	0
Cash equivalents	**680**	0
Total	**690**	**515837**

Line 070 Column. 4 of Balance sheet Cash funds usage of which is limited (691) 0

VII. Provisions and reserves

Categories of provisions and reserves	Code of line	Balance at the end of the year	Increases for reporting year		Used in the reporting year	Adjusted unused amount in the reporting year	Amount of expected reimbursement of costs by other party taken into account in estimation of security	Balance as at the end of the year
			Accrued (created)	Additional deductions				
1	2	3	4	5	6	7	8	9
Provisions for payments of employees vacations	**710**	6598	20712	0	16954	0	0	10356
Provisions of future payments towards additional pension support	**720**	0	0	0	0	0	0	0
Provisions of future payments towards meeting guarantee obligations	**730**	11625	135	0	11625	0	0	135
Provisions of future costs towards restructurization	**740**	0	0	0	0	0	0	0
Provisions of future costs connected with fulfillment of liabilities on onerous contracts	**750**	0	0	0	0	0	0	0
Payment of remuneration by results of the reporting year	**760**	0	0	0	0	0	0	0
	770	0	0	0	0	0	0	0
Bad debt reserve	**775**	0	0	0	0	0	0	0
Total	**780**	**18223**	**20847**	**0**	**28579**	**0**	**0**	**10491**

VIII. Stocks

Name of the item	Code of line	Book value at the year end	Revaluation during the year	
			Increase in net selling value *	Discount
1	2	3	4	5
Raw stuff and materials	800	93656	0	334
Purchased semi-finished products and components. articles	810	68	0	0
Fuel	820	4950	0	0
Containers and packing materials	830	4015	0	191
Building materials	840	0	0	0
Spare parts	850	23841	0	72
Materials used for agricultural needs	860	0	0	0
1	2	3	4	5
Animals being raised and fed	870	0	0	0
Low-value and high-wear articles	880	35567	0	0
Goods-in-process	890	77042	0	0
Finished products	900	64345	0	0
Goods	910	1191	0	471
Total	**920**	**304675**	**0**	**1068**

Line 920 column 3 Book value of stocks:		
reflected at net selling cost	(921)	0
transferred for processing	(922)	940
pledged	(923)	0
transferred for commission	(924)	57221
Assets in responsible storage (off-balance account 02)	(925)	18220

* Determined by p. 28 of Provisions (Standards) of Accounting 9 "Stocks".

IX. Accounts receivable

Name of the item	Code of line	Total at the end of the year	Incl. that by periods of non-repayment		
			Up to 3 months	From 3 to 6 months	From 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods. works. services	940	287552	283657	2256	1639
Other current accounts receivable	950	453651	440860	8226	4591

Bad accounts receivable written off in the reporting year	(951)	45
Lines 940 and 950 column 3 Indebtedness with related parties	(952)	0

X. Shortages and losses from deterioration of values

Name of the item	Code of line	Amount
1	2	3
Revealed (written off) for the year shortages and losses	960	114
Recognized as debt of persons in fault in the reporting year	970	0
Amount of shortages and losses. on which final decisions as to persons in fault is not made at the year end (off-balance account 072)	980	0

XI. Construction contracts

Name of the item	Code of line	Amount
1	2	3
Income on building contracts for the reporting year	1110	0
Debt as at the end of reporting period:		
gross debt of customers	1120	0
gross debt to customers	1130	0
debt on received advances	1140	0
Amount of deferred funds at the year end	1150	0
Cost of works fulfilled by subcontractors on outstanding contracts	1160	0

XII. Profit tax

Name of the item	Code of line	Amount
1	2	3
Current profit tax	1210	214951
Deferred tax assets: at the beginning of reporting year	1220	33960
at the end of reporting year	1225	48814
Deferred tax liabilities: at the beginning of reporting year	1230	0
at the end of reporting year	1235	0
Reflected in the Income Statement 0 Total	1240	200097
including: current profit tax	1241	214951
decrease (increase) in deferred tax assets	1242	-14854
increase (decrease) in deferred tax liabilities	1243	0
Reflected in the Equity Capital 0 Total	1250	0
including: current profit tax	1251	0
decrease (increase) in deferred tax assets	1252	0
increase (decrease) in deferred tax liabilities	1253	0

XIII. Usage of depreciation charges

Name of the item	Code of line	Amount
1	2	3
Accrued during reporting year	1300	40856
Used during the year 0 Total	1310	0
including: construction of objects	1311	0
purchasing (manufacturing) and improvement of fixed assets	1312	0
incl. machines and equipment	1313	0
Purchasing (creation) of intangible assets	1314	0
Repayment of loans received for capital investments	1315	0
	1316	0
	1317	0

Chairman	(signature)	Yesaulov Gennadiy Oleksandrovych
		(name)
Chief accountant	(signature)	Sokolova Iryna Volodymyrivna
		(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 13

File No.82-4814

STATE STATISTIC REPORT

CODES										
Forms of documents according to the DCUD	Organization-owner – identification code according to the EDRPOU	Territory according to the SPATO	Industry according to the ZKGNG	Kind of economic activity according to the KVED	Pattern of ownership according to the KFV	Legal forms of economic activity according to the KOPFG	Ministry, department, association, company according to the SPODU	Superior entity – identification code according to the EDRPOU		Check amount
1	2	3	4	5	6	7	8	9	10	11
	05393116	1210137200	12140	27.10.0	20		6024			

Department (state department), MDO, concern, association
Open joint-stock companies, created on the state enterprises base

Organization
"Nizhnedneprovsky tube-rolling plant" Open Joint-Stock Company

Address
49084, Dnipropetrovsk, 621, Stoletova str.

Form of property **Private property**

Form of activities **Ferrous metallurgy**

Form №2-Б urgent (quarter, annual)
Approved by Order of Statistics Department of Ukraine №190 of 29.07.97

Present this form all of associations, enterprises, banks, insurance and other organizations to the statistics organ by location place (excluding institution supported at account of budget). Quarter form should be presented no later of number 21 after quarter under review. Annual form – no later February 21.

REPORT
ABOUT SECURITIES ISSUE/REALIZATION/CIRCULATION THROUGH JANUARY-DECEMBER, 2005

Section I. Issue and distribution of securities by the emitter

	Line code	Available at the beginning of the year	Issued during the accounting period	Total available at the beginning of the year and issued during the accounting period	Disrtibuted at the beginning of the year			
					Total	Including		
						Legal entities	Persons	Investors from other countries
A	Б	1	2	3	4	5	6	7
Total	010	153097	109262	262359	153097	142442	4696	5959
including: Shares	020	13471	0	13471	13471	2816	4696	5959

А	Б	1	2	3	4	5	6	7
including: - ordinary shares	021	13471	0	13471	13471	2816	4696	5959
- preference shares	022	0	0	0	0	0	0	0
Bonds:	030	0	0	0	0	0	0	0
including: - republican bonds	031	0	0	0	0	0	0	0
- enterprise bonds	032	0	0	0	0	0	0	0
Treasury obligations	040	0	0	0	0	0	0	0
Saving (deposit) certificates	050	0	0	0	0	0	0	0
Notes	060	139626	109262	248888	139626	139626	0	0
Other securities	070	0	0	0	0	0	0	0
By reference: Authorized fund as at the beginning of the year	080	13471.0	X	X	X	X	X	X
as at the end of reporting period	090	13471.0	X	X	X	X	X	X

	Code of line	Firstly placed in reporting period				Placed as a whole			
		Total	Including			Total	Including		
			To legal persons	To natural persons	To investors of other states		To legal persons	To natural persons	To investors of other states
А	Б	8	9	10	11	12	13	14	15
Total	010	109262	109262	0	0	262359	251704	4696	5959
including: Shares	020	0	0	0	0	13471	2816	4696	5959
of which: - ordinary shares	021	0	0	0	0	13471	2816	4696	5959
- preference shares	022	0	0	0	0	0	0	0	0
Bonds	030	0	0	0	0	0	0	0	0
of which: - republican bonds	031	0	0	0	0	0	0	0	0
- enterprise bonds	032	0	0	0	0	0	0	0	0
Treasury obligations	040	0	0	0	0	0	0	0	0
Saving (deposit) certificates	050	0	0	0	0	0	0	0	0
Bills	060	109262	109262	0	0	248888	248888	0	0
Other securities	070	0	0	0	0	0	0	0	0

Section II. Circulation of securities

		Own securities of the Issuer								
		Total securities available at the year beginning and issued for reporting period	Placed as a whole		Redeemed during reporting period	Re-sold during reporting period		Repaid for reporting period	Balance of non-placed securities as at the end or reporting period	Dividends, interest paid in the reporting period
			Total	Incl. for personal privatization accounts		Total	Incl. for personal privatization accounts			
A	Б	1	2	3	4	5	6	7	8	9
Total	100	262359	262359	702	209207	0	0	209207	0	21
including: Shares	110	13471	13471	702	0	0	0	0	0	21
of which: - ordinary shares	111	13471	13471	702	0	0	0	0	0	21
- preference shares	112	0	0	0	0	0	0	0	0	0
Bonds	120	0	0	0	0	0	0	0	0	0
of which: - republican bonds	121	0	0	0	0	0	0	0	0 0	0
- enterprise bonds	122	0	0	0	0	0	0	0	0	0
Treasury obligations	130	0	0	0	0	0	0	0	0	0
Saving (deposit) certificates	140	0	0	0	0	0	0	0	0	0
Bills	150	248888	248888	0	209207	0	0	209207	X	0
Other securities	160	0	0	0	0	0	0	0	0	0

		Securities of other issuers					
		Balance as at the year beginning	Purchased for the reporting period		Sold for the reporting period	Balance as at the end of the reporting period	Dividends and interest, received in the reporting period
			Total	Incl. for personal privatization accounts			
A	Б	10	11	12	13	14	15
Total	100	59327	9865	0	31154	38038	0
including: Shares	110	21616	9865	0	31154	327	0
of which: - ordinary shares	111	21616	9865	0	31154	327	0

A	Б	10	11	12	13	14	15
- preference shares	112	0	0	0	0	0	0
Bonds	120	0	0	0	0	0	0
of which: - republican bonds	121	0	0	0	0	0	0
- enterprise bonds	122	0	0	0	0	0	0
Treasury obligations	130	0	0	0	0	0	0
Saving (deposit) certificates	140	0	0	0	0	0	0
Bills	150	0	0	0	0	0	0
Other securities	160	37711.0	0	0	0	37711.0	0

Section III. Mutual investing in the form of securities

	Code of line	Securities of resident Issuer held by non-residents				
		Balance with non-residents as at the year beginning	Purchased by non-residents for reporting period	Redeemed from non-residents by the resident Issuer for reporting period	Balance with non-residents as at the end of reporting period	Dividends and interest paid to non-residents in the reporting period
A	Б	1	2	3	4	5
Total	170	5959.0	0	0	5959.0	9
including: Shares	180	5959.0	0	0	5959.0	9
Bonds	190	0	0	0	0	0
Treasury obligations	200	0	0	0	0	0
Saving (deposit) certificates	210	0	0	0	0	0
Bills	220	0	0	0	0	0
	230	0	0	0	0	0
	240	0	0	0	0	0

	Code of line	Securities of non-resident Issuers held by resident				
		Balance with the resident at the year beginning	Purchased by the resident for reporting period	Sold by the resident for reporting period	Balance with the resident at the end of reporting period	Dividends and interest, received in the reporting period from non-residents
A	Б	6	7	8	9	10
Total	170	0	0	0	0	0
including: Shares	180	0	0	0	0	0
Bonds	190	0	0	0	0	0
Treasury obligations	200	0	0	0	0	0
Saving (deposit) certificates	210	0	0	0	0	0
Bills	220	0	0	0	0	0
	230	0	0	0	0	0
	240	0	0	0	0	0

December 31. 2005

Natalia Tislenko 35-96-88
(Executor) (phone)

Chairman (signature) Yesaulov Gennadiy Oleksandrovych
(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 14

File No.82-4814

Appendix 9 to Regulations on Regular Disclosures by Public Joint-Stock Companies and Enterprises – Issuers of Bonds

Calculation of the value of net assets by Open Joint-Stock Companies as at the end of reporting period 2005

Name: "Nizhnedneprovsky Tube-Rolling Plant" Open Joint-Stock Company

EDRPOU Code: 05393116 **Unit: thous. UAH**

Name of the item	Code of line	As per balance sheet data, at the end of reporting year	Calculated data, at the end of reporting year
1	2	3	4
ASSETS			
Intangible assets: residual value	010	166.00	166.00
Construction in progress	020	34073.00	34073.00
Fixed assets: residual value	030	425802.00	425802.00
Long-term financial investments accounted by the method of participation in capital of other enterprises	040	24475.00	24475.00
Long-term financial investments: other financial investments	045	253489.00	253489.00
Long-term accounts receivable	050	274.00	274.00
Deferred tax assets	060	48814.00	48814.00
Other non-current assets	070	0	0
STOCKS			
Production stocks	100	162097.00	162097.00
Animals being raised and fed	110	0	0
Goods-in-process	120	77042.00	77042.00
Finished products	130	64345.00	64345.00
Goods	140	1191.00	1191.00
Bills received	150	0	0
Accounts receivable for goods, works, services: net selling value	160	286998.00	286998.00
Accounts receivable on settlements with budget	170	35057.00	35057.00
Accounts receivable on settlements by advances given	180	51027.00	51027.00
Accounts receivable on settlements by accrued incomes	190	7.00	7.00
Accounts receivable on settlements: by internal settlements	200	0	0
Other current accounts receivable	210	453651.00	453651.00
Current financial investments	220	0	0
Cash and cash equivalents: in national currency	230	514492.00	514492.00
Cash and cash equivalents: in foreign currency	240	1345.00	1345.00
Other current assets	250	42405.00	42405.00
Deferred charges	250	6676.00	6676.00
* no data	no data		
* no data	no data		
ASSETS, total		**2483426.00**	**2483426.00**
LIABILITIES			
Long-term bank loans	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	309519.00	309519.00
Short-term bank loans	500	257945.00	257945.00
Current indebtedness on long-term liabilities	510	0	0
Bills issued	520	37091.00	37091.00

1	2	3	4
Accounts payable for goods, works, services	530	245209.00	245209.00
Current liabilities on settlements regarding:			
advances given	540	823.00	823.00
budgetary payments	550	49094.00	49094.00
off-budget payments	560	1006.00	1006.00
insurance	570	4411.00	4411.00
wages	580	9964.00	9964.00
payments to participants	590	269.00	269.00
internal settlements	600	0	0
Other current liabilities	610	25309.00	25309.00
Total, by section II	430	10491.00	10491.00
Deferred incomes	630	0	0
* no data	no data		
* no data	no data		
Total liabilities		**951131,00**	**951131,00**
Calculated value of net assets		**1532295,00**	**1532295,00**
Authorized Capital	300	13471.00	13471.00
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(0)	(0)
* no data	no data		
* no data	no data		
Adjusted authorized capital		**13471,00**	**13471,00**

* - These lines are filled in by Joint-Stock Company subject to availability of additional information

Notes:
Difference between estimated cost of net assets and Authorized Capital is 1518824 thous. UAH. Difference between estimated cost of net assets and adjusted capital is 1518824 thous. UAH.

Conclusion:
Cost of net assets of the joint-stock company exceeds its authorized capital. Requirements of p.3 Art.155 of the Civil Code of Ukraine are duly observed.

Chairman (signature) Yesaulov Gennadiy Oleksandrovych
(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 15

File No.82-4814

Legal Person Engaged in Professional Depository Activity on Keeping Register of Holders of Registered Securities

Name	"Sigma Register" Limited Liability Company	
Organizational and legal form	Limited Liability Company	
Code by EDRPOU	33785109	
Code of the territory by KOATUU	8038200000	
Territory (Region)	Kyiv Region	
District	Pechersky District	
Zip-code	01601	
City	Kyiv	
Street, house	vul. Shovkovychna, 42/44	
Long-distance code and phone number	(044)	494-11-32
Fax	(044) 494-11-32	
E-mail	no data available	
WWW-address	no data available	
Number of license (permit) for this kind of activity	АБ № 293354	
Date of issue of license (permit)	November 01, 2005	
State organ issuing the license	State Committee for Securities and Stock Market	

Regarding "Sigma Register" LLC

- no information is available on E-mail and WWW-address, since this data was not submitted to the Issuer.

Since February 28, 2006, keeping of the register of holders of the registered securities of the Company is vested in the independent registrar - "Sigma Register" Limited Liability Company. "Sigma Register" LLC was elected as temporary registrar for keeping the register of holders of registered securities of "NTRP" OJSC for the period till approval of decision on electing new register holder at the next general meeting of Company's shareholders (minutes of the meeting of Supervisory Council as of 26.01.2006 No. 142).

At the general meeting of shareholders held on April 14, 2006, "Sigma Register" LLC was approved as the permanent registrar for keeping the register of holders of registered securities of "NTRP" OJSC".

Attachment 16

File No.82-4814

Information on the Registrars having rendered their services as to keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Limited Liability Company "Alpha – Invest" being an Independent Registrar approved by Shareholders' Meeting (Minutes of Shareholders' Meeting No. 6 of the 9th of March 2001) was keeping Nominal Security Holders Register within the period since **the 1st of January, 2005 till the 9th of September, 2005**.

Legal address: Ukraine, 01601 Kyyiv, vul. Shovkovycha, 42-44, tel./fax (044) 494-11-33.

The License for carrying out of activity as to keeping of Nominal Security Holders Register AB No. 218378 of the 26th of May, 2005 is issued by State Security and Exchange Commission .

The Registrar kept Nominal Security Holders Register of the Company on the grounds of Agreement on keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" No. 3-2001/630011067 of the 29th of March, 2001.

Limited Liability Company "Oliver - Reyestrator" being an Independent Registrar was keeping Nominal Security Holders Register within the period since **the 9th of September, 2005 till the 28th of February, 2006**. Company "Oliver - Reyestrator" is elected Temporary Registrar for keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" for the term till making of Decision on election of new Register Keeper at the nearest Shareholders' Meeting of the Company (Minutes of Supervisory Board Meeting No. 128 of the 4th of August, 2005).

Legal address: Ukraine, 01601 Kyyiv, vul. Shovkovycha, 42-44, tel./fax (044) 494-11-25.

The License for carrying out of activity as to keeping of Nominal Security Holders Register AB No. 177080 of the 25th of July, 2005 is issued by State Security and Exchange Commission.

The Registrar keeps Nominal Security Holders Register of the Company on the grounds of Agreement on temporary keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" No. 522051685 of the 5th of August, 2005.

Limited Liability Company "Sigma - Reyestr" being an Independent Registrar was keeping Nominal Security Holders Register within the period since **the 28th of February, 2006**. Company "Sigma - Reyestr" is elected Temporary Registrar for keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" for the term till making of Decision on election of new Register Keeper at the nearest Shareholders' Meeting of the Company (Minutes of Supervisory Board Meeting No. 142 of the 26th of January, 2006).

Legal address: Ukraine, 01601 Kyyiv, vul. Shovkovycha, 42-44, tel./fax (044) 494-11-32.

The License for carrying out of activity as to keeping of Nominal Security Holders Register AB No. 203354 of the 1st of November, 2005 is issued by State Security and Exchange Commission .

The Registrar keeps Nominal Security Holders Register of the Company on the grounds of Agreement on temporary keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" No. 580060392 of the 27th of January, 2006.

The Company "Sigma - Reyestr" was approved as Permanent Registrar on keeping of Nominal Security Holders Register of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

Director of finances and economics	(signature)	Alexander Ivanovich Nakhod (name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 17

File No.82-4814

Information on Structure of Joint Stock of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

By state on the 14th of April, 2006 Structure of Joint Stock of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" is as follows:

Number of shares – 53 885 000 pieces of ordinary nominal shares
Nominal value – 0.25 UAH
Authorized Capital Stock 13 471 250 UAH

Order No.	List of Shareholders	Number of Shareholders	Total number of shares, pieces	Portion in the Authorized Capital Stock, per cent
1.	Natural persons	5 442	2 851 659	5.292
2.	Legal persons	51	32 702	0.061
3.	Nominal Holders	4	51 000 639	94.647
	In all	**5 497**	**53 885 000**	**100.0**

The Holders having 10 and more per cent in the Authorized Capital Stock of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant aren't accounted in the Register by state on the 14th of April, 2006.
It is accounted at Nominal Holders:

- Open Joint-Stock Company "Interregional Fund Union" – 93.634 per cent.

Director of finances and economics (signature) Alexander Ivanovich Nakhod
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 18

File No.82-4814

<u>**"Economics plus" Newspaper, dated 13.06.2006 No.43**</u>

Dear Sirs:

Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" advises on convening of Extraordinary Stockholders' Meeting, which will be hold on the 4 of August, 2006 at 2:00 p.m. in Conference Hall of Plant Management (the fist floor of nine-storeyed house of Engineering Building) at the address: Dnipropetrovs'k, ul. Stoletova, 21 (the last stop of trolleybus route No. 15).

AGENDA:

1. Report of Board on the results of financial and economic activity of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" for the 1st six months of 2006.

The Registration will be carried out on the 4th of August, 2006 since 11:40 a.m. till 1.40 p.m. at place of holding of Meeting.

To take part in the Meeting one should have with him the following Documents:

- for Shareholders – Personality Identifying Document (Passport) and the Document confirming his proprietary right on the shares;
- for representative of Shareholders – Power of Attorney made official in accordance with Legislation in force or any other Document testifying Representative's powers and Personality Identifying Document (Passport) as well as the Document confirming his proprietary right on the shares.

The Shareholders may acquaint themselves with the materials concerning Agenda at the address: Dnipropetrovs'k, ul. Stoletova, 21 in accordance with Legislation of Ukraine in force.

One may obtain additional information having made a call by telephones:
(0562) 35-83-47, 35-91-63.

Board of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

"Dnepr Vecherniy" Newspaper, dated 14.06.2006 No.84

Dear Sirs:

Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" advises on convening of Extraordinary Stockholders' Meeting, which will be hold on the 4 of August, 2006 at 2:00 p.m. in Conference Hall of Plant Management (the fist floor of nine-storeyed house of Engineering Building) at the address: Dnipropetrovs'k, ul. Stoletova, 21 (the last stop of trolleybus route No. 15).

AGENDA:

1. Report of Board on the results of financial and economic activity of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" for the 1st six months of 2006.

The Registration will be carried out on the 4th of August, 2006 since 11:40 a.m. till 1.40 p.m. at place of holding of Meeting.

To take part in the Meeting one should have with him the following Documents:

- for Shareholders – Personality Identifying Document (Passport) and the Document confirming his proprietary right on the shares;
- for representative of Shareholders – Power of Attorney made official in accordance with Legislation in force or any other Document testifying Representative's powers and Personality Identifying Document (Passport) as well as the Document confirming his proprietary right on the shares.

The Shareholders may acquaint themselves with the materials concerning Agenda at the address: Dnipropetrovs'k, ul. Stoletova, 21 in accordance with Legislation of Ukraine in force.

One may obtain additional information having made a call by telephones:
(0562) 35-83-47, 35-91-63.

Board of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

"Pridneprovsky metalwoker" Newspaper, dated 16.06.2006 No.22

Dear Sirs:

Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" advises on convening of Extraordinary Stockholders' Meeting, which will be hold on the 4 of August, 2006 at 2:00 p.m. in Conference Hall of Plant Management (the fist floor of nine-storeyed house of Engineering Building) at the address: Dnipropetrovs'k, ul. Stoletova, 21 (the last stop of trolleybus route No. 15).

AGENDA:

1. Report of Board on the results of financial and economic activity of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" for the 1st six months of 2006.

The Registration will be carried out on the 4th of August, 2006 since 11:40 a.m. till 1.40 p.m. at place of holding of Meeting.

To take part in the Meeting one should have with him the following Documents:

- for Shareholders – Personality Identifying Document (Passport) and the Document confirming his proprietary right on the shares;
- for representative of Shareholders – Power of Attorney made official in accordance with Legislation in force or any other Document testifying Representative's powers and Personality Identifying Document (Passport) as well as the Document confirming his proprietary right on the shares.

The Shareholders may acquaint themselves with the materials concerning Agenda at the address: Dnipropetrovs'k, ul. Stoletova, 21 in accordance with Legislation of Ukraine in force.

One may obtain additional information having made a call by telephones:
(0562) 35-83-47, 35-91-63.

Board of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Attachment 19

File No.82-4814

"Economics plus" Newspaper, dated 21.07.2006 No.52

Attention of Shareholders
of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

In accordance with Clause 43 of Law of Ukraine "On Economic Companies" and at the suggestion of Shareholder the Agenda of Extraordinary Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant", which will be held on the 4th of August, 2006 at 2:00 p.m. in Conference Hall of Plant Management (the fist floor of nine-storeyed house of Engineering Building) at the address: Dnipropetrovs'k, ul. Stoletova, 21 (the last stop of trolleybus route No. 15), will include an additional question:

2. Approval of procedure for distribution of profit, term and procedure for dividend payment

(The announcement on Agenda of Extraordinary Shareholders' Meeting aforesaid was published in newspapers "Economica Plus" No. 43 (352) of the 13th of June, 2006 and "Dnepr Vecherniy" No 84 (11349) of the 14th of June, 2006).

One may obtain additional information having made a call by telephones:
(0562) 35-83-47, 35-91-63.

Board of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

"Dnepr Vecherniy" Newspaper, dated 21.07.2006 No.104

Attention of Shareholders
of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

In accordance with Clause 43 of Law of Ukraine "On Economic Companies" and at the suggestion of Shareholder the Agenda of Extraordinary Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant", which will be held on the 4th of August, 2006 at 2:00 p.m. in Conference Hall of Plant Management (the fist floor of nine-storeyed house of Engineering Building) at the address: Dnipropetrovs'k, ul. Stoletova, 21 (the last stop of trolleybus route No. 15), will include an additional question:

2. Approval of procedure for distribution of profit, term and procedure for dividend payment

(The announcement on Agenda of Extraordinary Shareholders' Meeting aforesaid was published in newspapers "Economica Plus" No. 43 (352) of the 13th of June, 2006 and "Dnepr Vecherniy" No 84 (11349) of the 14th of June, 2006).

One may obtain additional information having made a call by telephones:
(0562) 35-83-47, 35-91-63.

Board of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

"Pridneprovsky metalwoker" Newspaper, dated 21.07.2006 No.25

Attention of Shareholders
of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

In accordance with Clause 43 of Law of Ukraine "On Economic Companies" and at the suggestion of Shareholder the Agenda of Extraordinary Shareholders' Meeting of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant", which will be held on the 4th of August, 2006 at 2:00 p.m. in Conference Hall of Plant Management (the fist floor of nine-storeyed house of Engineering Building) at the address: Dnipropetrovs'k, ul. Stoletova, 21 (the last stop of trolleybus route No. 15), will include an additional question:

2. Approval of procedure for distribution of profit, term and procedure for dividend payment

(The announcement on Agenda of Extraordinary Shareholders' Meeting aforesaid was published in newspapers "Economica Plus" No. 43 (352) of the 13th of June, 2006 and "Dnepr Vecherniy" No 84 (11349) of the 14th of June, 2006).

One may obtain additional information having made a call by telephones:
(0562) 35-83-47, 35-91-63.

Board of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Attachment 20

File No.82-4814

RECEIVED
2006 OCT 26 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MINUTES No. 5
of Extraordinary General Meeting of Shareholders
Nizhniodniprovs'kyi Tube-Rolling Plant
Open Joint Stock Company

Dnipropetrovs'k | August 04-23, 2006

September 04, 2006, 14:00

Chairman of the Board–General Director Gennadii Oleksandrovych Yesaulov greeted shareholders and their representatives present in the room.

Chairman of the Board – General Director informed that registration of all shareholders and their representatives arrived to extraordinary general meeting was carried out by the Registrar of the Company "Sigma Reyestr Limited Liability Company".

Representative of the Registrar Yevgeniia Ivanivna Zorenko read out a protocol of registration of shareholders present in the meeting.

Registration Committee performed registration of participants of an extraordinary general meeting of NTRP OJSC shareholders.

Commencement of registration at 11-40.

Termination of registration at 13-40.

Registration of participants was performed based on the Register of owners of registered securities of NTRP OJSC, made up on the date of extraordinary general meeting on August 04, 2006. Register of owners of registered securities was made up in 236 sheets, stitched, numbered and sealed by the Registrar of Nizhniodniprovs'kyi Tube-Rolling Plant Open Joint Stock Company - Sigma Reyestr Limited Liability Company.

According to the Articles of Nizhniodniprovs'kyi Tube-Rolling Plant Open Joint Stock Company a total number of votes made up 53 885 000.

Registration Committee established the following.

1. *35 members* were registered for participation in extraordinary general meeting with voting authority (shareholders and their representatives). They represented 36 684 554 votes that made 68.07934 % of authorized capital stock.

2. According to Art.41 of the Law of Ukraine "About Economical Societies" the extraordinary general meeting was legally qualified; a quorum for holding of extraordinary general meeting was present.

Additional information.

To solve issues of the order of the day, which required a majority of votes, the necessary number of votes was 18 342 278.

To solve issues of the order of the day, which required ¾ of total number of voted of registered members, the necessary number of votes was 27 513 416.

Chairman of the Board–General Director informed the shareholders that **Meeting was announced open.**

At the suggestion of Chairman of the Board–General Director a membership of returning board was brought in for approval. The following persons were proposed to be elected members of returning board:

V.Ya. Bezbakh, N.V. Galyts'ka, Yu.V. Garmash, O.V. Golbulin, O.V. Kucherenko, M.E. Krasnikov, O.V. Lysenko, L.I. Nedashkivs'ka, V.L. Nechiporenko, N.A. Pysanenko, S.M. Rudchik, T.V. Savyts'ka, M.I. Chernooka, A.M. Chechel'nyts'kyi.

Chairman of the Board–General Director informed that before election of returning board counting of votes participating in voting on issues brought in to consideration of extraordinary general meeting was performed by the Registrar. It was proposed to put to the vote an issue of approval of suggested returning board membership and to vote by blanket ballot. Other proposals and order of voting were not entered. Registrar was proposed to begin his counting efforts on the issue of approval of proposed membership of returning board.

Voting took place.

Representative of the Registrar Yevgeniia Ivanivna Zorenko was let have the floor to announce the ballot.

Decided:

To approve proposed membership of returning board of extraordinary general meeting of NTRP OJSC shareholders composed of:

V. Ya. Bezbakh, N.V. Galyts'ka, Yu.V. Garmash, O.V. Golbulin, O.V. Kucherenko, M.E. Krasnikov, O.V. Lysenko, L.I. Nedashkivs'ka, V.L. Nechiporenko, N.A. Pysanenko, S.M. Rudchik, T.V. Savyts'ka, M.I. Chernooka, A.M. Chechel'nyts'kyi.

Results of the ballot according to minutes of Registration Committee on counting of votes:

For	-	36 684 185	votes that make	99.999 %
Against	-	no		
Abstained	-	no		
Opted out	-	369	votes that make	0.001 %

Decision was accepted by a majority of votes.

A member of returning board M.E. Krasnikov was let have the floor to announce Minutes No.1 of the meeting of returning board of extraordinary general meeting of NTRP OJSC shareholders of August 04, 2006.

M.E. Krasnikov: according to Minutes No. 1 of the meeting of returning board of extraordinary general meeting of NTRP OJSC shareholders dtd. August 04, 2006.

Decided:

To elect Maksym Eduardovych Krasnikov a Chairman of returning board.

To elect Lyudmyla Ivanivna Nedashkivs'ka a Secretary of returning board.

Chairman of the Board–General Director requested the elected returning board to begin its work on counting of votes at voting on the following issues put forward for consideration of the extraordinary general meeting of shareholders.

Chairman of the Board–General Director proposed Yevgen Vasyl'ovych Gorb for election as a Chairman of the extraordinary general meeting of shareholders. Other proposals were not entered. The proposal was put to the vote. Returning board was requested to count votes.

Decided:

To elect Yevgen Vasyl'ovych Gorb a Chairman of the meeting.

Results of the ballot according to Minutes No. 2 of returning board meeting:

For	-	36 684 185	votes that make	99.999 %
Against	-	no		
Abstained	-	no		
Opted out	-	369	votes that make	0.001 %

Decision was accepted by a majority of votes.

Ye. V. Gorb began to fulfill the duties of the Chairman of meeting.

At the suggestion of the Chairman of meeting an issue of election of Secretary of the meeting and secretariat was put to the vote. Chairman of meeting proposed to elect L.G. Bondarenko a Secretary of the meeting and to elect secretariat consisting of persons proposed by organizational committee: O.V. Shtan'ko, N.L. Zorych. Other proposals as to Secretary of meeting and secretariat membership were not entered. The issue was put to vote. Returning board was requested to count votes.

Decided:

To elect Lyudmyla Grygorivna Bondarenko a Secretary of meeting and to elect secretariat consisting of:

- O.V. Shtan'ko;
- N.L. Zorych.

Results of the ballot according to Minutes No. 3 of returning board meeting:

For	-	36 684 185	votes that make	99.999 %
Against	-	no		
Abstained	-	no		
Opted out	-	369	votes that make	0.001 %

Decision was accepted by a majority of votes.

Chairman of meeting required the elected Secretary of meeting and secretariat to occupy their specially assigned places and start their work.

At the suggestion of the Chairman of meeting a membership of drafting committee proposed by organizational committee and consisting of representative of shareholder I.V. Gudeichiuk and representative of shareholder N.O. Golikova was put to approval.

Other candidatures for election to drafting committee were not nominated. The issue was put to vote. Returning board was requested to carry out counting of votes.

Decided:
To elect drafting committee consisting of:
- I.V. Gudeichiuk;
- N.O. Golikova.

Results of the ballot according to Minutes No. 4 of returning board meeting:

For	-	36 684 185	votes that make	99.999 %
Against	-	no		
Abstained	-	no		
Opted out	-	369	votes that make	0.001 %

Decision was accepted by a majority of votes.

Before beginning of consideration of procedural part according to items handling procedure and rules a representative of shareholder M.V. Pochekai advanced a written proposal requiring announcing of an adjournment of extraordinary general meeting of shareholders for August 23, 2006.

Chairman of the meeting proposed to put the proposal of representative of shareholder M.V. Pochekai to vote.

Returning board was requested to carry out counting of votes.

Decided:

To adjourn extraordinary general meeting of shareholders of NTRP OJSC for August 23, 2006. To recommence work of extraordinary general meeting of shareholders of the Company on August 23, 2006 at 14:00 at the following address: 21 Stoletova Str., Dnipropetrovs'k, Office Building of Nizhniodniprovs'kyi Tube-Rolling Plant Open Joint Stock Company, Conference Room. After adjournment to consider items of agenda and other procedural issues.

To perform registration of participants at the place of holding of meeting on August 23, 2006 from 11:40 till 13:40.

Results of the ballot according to Minutes No. 5 of returning board meeting:

For	-	34 333 894	votes that make	93.5922 %
Against	-	306 787	votes that make	0.8363 %
Abstained	-	17 994	votes that make	0.0491 %
Opted out	-	2 025 879	votes that make	5.5224 %

Decision was accepted by a majority of votes.

An adjournment for August 23rd, 2006 was announced.

Chairman of Meeting	(signature)	Ye.V. Gorb
Secretary of Meeting	(signature)	L.G. Bondarenko

Seal:
Ukraine. City of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"
05393116

August 23, 2006, 14:00

Chairman of the Board–General Director Gennadii Oleksandrovych Yesaulov opened the meeting after adjournment and informed that registration of all shareholders and their representatives having arrived to extraordinary general meeting was carried out by the Company Registrar "Sigma Reyestr Limited Liability Company".

Representative of the Registrar Yevgeniia Ivanivna Zorenko read out a protocol of registration of shareholders present in the meeting.

Registration Committee performed registration of participants of the extraordinary general meeting of NTRP OJSC shareholders.

Commencement of registration at 11-40.

Termination of registration at 13-40.

Registration of participants was performed based on the Register of owners of registered securities of NTRP OJSC, made up by the date of extraordinary general meeting recommenced after adjournment on August 23, 2006. Register of owners of registered securities was made up in 240 sheets, stitched, numbered and sealed by the Registrar of Nizhniodniprovs'kyi Tube-Rolling Plant Open Joint Stock Company - Sigma Reyestr Limited Liability Company.

According to the Articles of Nizhniodniprovs'kyi Tube-Rolling Plant Open Joint Stock Company total number of votes made up 53 885 000.

Registration Committee established the following.

1. 25 members with voting authority (shareholders and their representatives) were registered for participation in extraordinary general meeting. They represented 36 383 961 votes that made up 67.52150 % of authorized capital stock.

2. According to Art.41 of the Law of Ukraine "About Economical Societies" the extraordinary general meeting was legally qualified; a quorum for holding of extraordinary general meeting was present.

Additional information.

To solve issues of the order of the day, which required a majority of votes, the necessary number of votes was 18 191 981.

To solve issues of the order of the day, which required ¾ of total number of registered members votes, the necessary number of votes was 27 287 971.

Chairman of the Board–General Director informed the shareholders that **Extraordinary General Meeting kept on its work.**

Chairman of the Board–General Director reminded to participants of the meeting that executive bodies were elected before adjournment had been announced. Their membership could be found in envelopes given to participants of the meeting, namely:

- returning board, which elected at the first meeting of the board M.E. Krasnikov its Chairman and L.I. Nedashkivs'ka a Secretary;
- Chairman of the meeting E.V.Gorb;
- Secretary of the meeting L.G. Bondarenko and secretariat in proposed membership.

At that moment Chairman of the meeting E.V.Gorb, Chairman of returning board M.E. Krasnikov, member of returning board O.V. Gorbulin and member of drafting committee I.V. Gudeichiuk were absent due to annual holidays.

In view thereof it was proposed to elect executive bodies again.

At the suggestion of Chairman of the Board-General Director a membership of returning board was put to approval. It was proposed to include the following persons to returning board:

V.Ya. Bezbakh, N.V. Galyts'ka, Yu.V. Garmash, I.A. Kutnii, O.V. Kucherenko, , O.V. Lysenko, L.I. Nedashkivs'ka, V.L. Nechiporenko, N.A. Pysanenko, S.M. Rudchik, T.V. Savyts'ka, M.I. Chernooka, A.M. Chechel'nyts'kyi.

Chairman of the Board–General Director informed that before election of returning board counting of votes participating in voting on issues brought in to consideration of extraordinary general meeting was performed by the Registrar. It was proposed to put to the vote an issue of approval of suggested returning board membership and to vote by blanket ballot. Other proposals and order of voting were not entered. Registrar was proposed to begin his counting efforts on the issue of approval of proposed returning board membership.

Voting took place.

Representative of the Registrar Yevgeniia Ivanivna Zorenko was let have the floor to announce the ballot.

Decided:

To approve proposed membership of returning board of the extraordinary general meeting of NTRP OJSC shareholders composed of:

V.Ya. Bezbakh, N.V. Galyts'ka, Yu.V. Garmash, I.A. Kutnii, O.V. Kucherenko, , O.V. Lysenko, L.I. Nedashkivs'ka, V.L. Nechiporenko, N.A. Pysanenko, S.M. Rudchik, T.V. Savyts'ka, M.I. Chernooka, A.M. Chechel'nyts'kyi.

Results of the ballot according to minutes of Registration Committee on counting of votes:

For	-	36 383 961	votes that make	100 %
Against	-	no		
Abstained	-	no		
Opted out	-	no		

Decision was accepted unanimously.

A member of returning board I.A. Kutnii was let have the floor to announce Minutes No. 1 of the meeting of returning board of extraordinary general meeting of NTRP OJSC shareholders of August 23, 2006.

I.A. Kutnii: according to Minutes No. 1 of the meeting of returning board of extraordinary general meeting of NTRP OJSC shareholders dtd. August 23, 2006.

Decided:

To elect Igor Anatoliovych Krutnii a Chairman of returning board.

To elect Lyudmyla Ivanivna Nedashkivs'ka a Secretary of returning board.

Chairman of the Board–General Director requested the elected returning board to begin its work on counting of votes at voting on the following issues put forward for consideration of the extraordinary general meeting of shareholders.

Chairman of the Board–General Director proposed Volodymyr Sergiovych Soiatov for election as a Chairman of the extraordinary general meeting of shareholders. Other proposals were not entered. The proposal was put to the vote. Returning board was requested to count votes.

Decided:

To elect Volodymyr Sergiovych Soiatov a Chairman of the meeting.

Results of the ballot according to Minutes No. 2 of returning board meeting:

For	-	36 383 914	votes that make	99.9999 %
Against	-	no		
Abstained	-	no		
Opted out	-	47	votes that make	0.0001 %

Decision was accepted by a majority of votes.

V.S. Soiatov began to fulfill duties of Chairman of the meeting.

At the suggestion of Chairman of the meeting an issue of election of Secretary of the meeting and secretariat was put to the vote. Chairman of meeting proposed to elect L.G. Bondarenko a Secretary of the meeting and to elect secretariat consisting of the persons proposed by organizational committee: O.V. Shtan'ko, N.L. Zorych. Other proposals as to Secretary of meeting and secretariat membership were not entered. The issue was put to vote. Returning board was requested to count votes.

Decided:

To elect Lyudmyla Grygorivna Bondarenko a Secretary of the meeting and to elect secretariat consisting of:

- O.V. Shtan'ko;
- N.L. Zorych.

Results of the ballot according to Minutes No. 3 of returning board meeting:

For	-	36 383 961	votes that make	100 %
Against	-	no		
Abstained	-	no		
Opted out	-	no		

Decision was accepted unanimously.

Chairman of the meeting required the elected Secretary of the meeting and secretariat to occupy their specially assigned places and start their work.

At the suggestion of Chairman of the meeting a membership of drafting committee proposed by organizational committee and consisting of representative of shareholder L.P. Skosareva and representative of shareholder N.O. Golikova was put to approval.

Other candidatures for election to drafting committee were not nominated. The issue was put to vote. Returning board was requested to carry out counting of votes.

Decided:
To elect drafting committee consisting of:
- L.P. Skosareva;
- N.O. Golikova.

Results of the ballot according to Minutes No. 4 of returning board meeting:

For	-	36 383 961	votes that make	100 %
Against	-	no		
Abstained	-	no		
Opted out	-	no		

Decision was accepted unanimously.

Chairman of the meeting suggested the following order and lime-limit for consideration of items on the agenda.

1. Account of the Board of Directors of financial and economical activity results of NTRP OJSC for the 1st half of 2006 (reporter Gennadii Oleksandrovych Yesaulov) – up to 10 minutes.
2. Approval of distribution of profit procedure, term and procedure of distribution of dividends (reporter Oleksandr Ivanovych Nakhod) up to 5 minutes.

Speakers in debate up to 3 minutes.
To hold the meeting without a break.
Questions to reporters and proposals to be submitted to secretariat in writing.

Other proposals as to procedure of consideration of items on the agenda and time-limit for extraordinary general meeting of shareholders were not entered.

Suggestions of Chairman of the meeting as to consideration of items on the agenda and time-limit for extraordinary general meeting of shareholders were put to vote. Returning board was requested to count votes.

Decided:
To approve the following order of consideration of items on the agenda and time-limit for extraordinary general meeting of NTRP OJSC shareholders.

1. Account of the Board of Directors of financial and economical activity results of NTRP OJSC for the 1st half of 2006 (reporter Gennadii Oleksandrovych Yesaulov) – up to 10 minutes.
2. Approval of distribution of profit procedure, term and procedure of distribution of dividends (reporter Oleksandr Ivanovych Nakhod) up to 5 minutes.

Speakers in debate up to 3 minutes.
To hold the meeting without a break.
Questions to reporters and proposals to be submitted to secretariat in writing.

Results of the ballot according to Minutes No. 5 of returning board meeting:

For	-	36 383 961	votes that make	100 %
Against	-	no		
Abstained	-	no		
Opted out	-	no		

Decision was accepted unanimously.

1. On the first item of agenda
LISTENED TO:
Report of Chairman of the Board–General Director G. O. Yesaulov about account of the Board of Directors of financial and economical activity results for the 1st half of 2006.
(Report is attached, Attachment 1).

Secretariat did not receive any proposals on that issue of the agenda.

Chairman of the meeting proposed moved a draft decision on that issue. Other proposals were not entered. Draft decision was put to vote. Returning board was requested to perform count of votes.

DECIDED:
1. To approve account of the Board of Directors of the Company of financial and economical activity results for the 1st half of 2006.

Results of the ballot according to Minutes No. 6 of returning board meeting:

For	-	36 383 961	votes that make	100 %
Against	-	no		
Abstained	-	no		
Opted out	-	no		

Decision was accepted unanimously.

1. On the first item of agenda

LISTENED TO:

Report of Director of finances and economy O. I. Nakhod about profit distribution procedure, and term and procedure of distribution of dividends.

(Report is attached, Attachment 2).

O. I. Nakhod suggested to shareholders to discuss the issue and approve the decision they considered to be the most appropriate in the present state of affairs.

Secretariat received a request for recognition in the course of discussion of that issue of agenda from representative of shareholder Tanferd Investments Ltd. Co.

Representative of shareholder was given the floor.

In his statement the representative of shareholder Tanferd Investments Ltd. Co. agued for his proposal as to decision of distribution of profits, and term and procedure of dividend payment and suggested a draft decision on the issue.

Following discussion no other draft decisions or amendments to draft decision moved by the speaker on that issue of agenda were entered. The draft decision suggested by the speaker was put to vote. Returning board was requested to perform counting of votes.

DECIDED:

1. To approve suggested procedure of distribution of profits:

- to establish a settlement fund for payments (dividends) to members amounting to - UAH 989 867 450

not to allocate to surplus fund.

2. To approve the following amount, term and procedure of dividend payment:

2.1 To pay out dividends out of secured profits resulting from financial and economical activity of the Company in 2005 and due to redistribution of profits of the past years.

2.2 To approve dividends at the rate of UAH 18.37 per share.

2.3 To set a term of payment of dividends from September 05 till December 31, 2006. To entrust the Board of Directors with scheduling of payment of dividends, to approve it and to effect payment of dividends to shareholders of the Company according thereto.

2.4 To effect payment of dividends in the following ways:

2.4.1 To shareholders legal entities by way of cashless transfer to settlement account shown in the form.

2.4.2 To nominal holders by way of cashless transfer to settlement account of nominal holder (keeper) for further transfer to accounts of securities owners or to settlement accounts of registered securities owners indicated by nominal holder (keeper).

2.4.3 To shareholders physical persons by way indicated in the form, namely:

a) to employees of the plant and former employees pensioned off or dismissed based on medical board decision;

- via the plant pay desk, and to those who receive payment in cash machines by means of transfer to their card accounts;
- via pay desk of Credyt-Dnipro AB;
- by money order to their home address;
- by transfer to their current account in a bank.

b) To other shareholders physical persons:

- via pay desk of Credyt-Dnipro AB;
- by money order to their home address;
- by transfer to their current account in a bank.

2.4.4 To shareholders non-residents of Ukraine to effect payment of dividends to indicated currency accounts upon presentation by them of documents according to requirements of National Bank of Ukraine. At transfer to make conversion into US dollars based on the rate of exchange of NBU on the day of transfer.

Results of the ballot according to Minutes No. 8 of returning board meeting:

For	-	36 383 826	votes that make	99.1751 %
Against	-	15 944	votes that make	0.0438 %
Abstained	-	271 809	votes that make	0.7471 %
Opted out	-	12 382	votes that make	0.0340 %

Decision was accepted by a majority of votes.

Chairman of the meeting V.S. Soiatov informed that agenda was over.

Chairman of the meeting V.S. Soiatov addressed the meeting with a question if there were remarks about conduct of the meeting. There were no remarks.

He thanked everybody for work.

General meeting of shareholders of Nizhniodniprovs'kyi Tube-Rolling Plant Open Joint Stock Company **was declared closed.**

Chairman of meeting	(signature)	V.S. Soiatov
Secretary of Meeting	(signature)	L.G. Bondarenko

Seal:
Ukraine. City of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"
05393116

Attachment 21

File No.82-4814

Addition
to Regulations (standard)
of accounting 2

	CODES	
Data (year, month, day)		
by EDRPOU	05393116	
by KOATUU	1210137200	
	10	
by SPODU	6024	
by ZKGNG	12140	
by KVED	27.10.0	
Control sum		

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock company
Territory
Ownership form: **Private property**
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **Tubes production**
Form of economic activity: **Ferrous metallurgy**
Unit of measurement: ***th.grn.***
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per June 30, 2006

Form # 1 Code by DKUD 1801001

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets			
residual value	010	166	194
original value	011	444	493
accumulated amortization	012	(278)	(299)
Incomplete construction	020	34073	31541
Fixed assets:			
residual value	030	425441	419214
original value	031	1267673	1281408
depreciation	032	(842232)	(862194)
Long-term financial investments:			
taken account of by the method of participation in the capital of other enterprises	040	24475	24475
other financial investments	045	253519	237537
Long-term debtor indebtedness	050	274	453
Deferred tax assets	060	48726	48726
Other non-current assets	070	0	0
Goodwill at consolidation	075	0	0
In all for section I	**080**	786674	762140
II. Current assets			
Stores:			
production stores	100	161647	179401
animals on growing and fattening (livestock)	110	0	0
incomplete production	120	77042	65973
finished produce	130	64789	83836
goods	140	1191	1222
bill received	150	0	0
Debtor indebtedness for goods, works, services:			
net realization value	160	287449	227296
original value	161	288003	227574
doubtful debt reserve	162	(554)	(278)

1	2	3	4
Debtor indebtedness at settlements: with the budget	170	35053	76438
at advances issued	180	50969	30231
from calculated income	190	7	12
from internal settlements	200	0	0
Other current debtor indebtedness	210	452698	863905
Current financial investments	220	0	0
Monetary resources and their equivalents: in national currency	230	514419	52
in foreign currency	240	1345	210010
Other current assets	250	42405	15009
In all for section II	**260**	1689014	1753385
III. Deferred expenses	**270**	6676	1916
Balance	**280**	2482364	2517441

Liabilities	Line Code	At the beginning of the accounting period	By the end of the accounting period
1	2	3	4
I. Owner's equity			
Authorized capital	300	13471	13471
Share capital	310	0	0
Additional share capital	320	37181	37181
Other additional capital	330	466786	465028
Reserve capital	340	19993	19993
Undivided profit (non-covered losses)	350	992922	1304788
Unpaid capital	360	(0)	(0)
Retired assets	370	(0)	(0)
Accumulated exchange difference	375	(0)	(0)
In all for section I	**380**	1530353	1840461
Minority share	385	0	0
II. Provision of future expenditures and payments			
Provision of staff remuneration	400	10247	24271
Other provisions	410	0	0
Amount of insurance reserves	415	0	0
Amount of shares of re-insurers in the insurance reserves	416	(0)	(0)
Special-purpose financing	420	0	0
Total, by section II	**430**	10247	24271
III. Long-term liabilities			
Long-term bank loans	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	309519	235245
Total, by section III	**480**	309519	235245
IV. Current liabilities			
Short-term bank loans	500	257945	117160
Current debt on long-term liabilities	510	0	0
Bills issued	520	38091	8626
Accounts payable for goods, works, services	530	245689	227259
Current liabilities towards settlements:			
on advances received	540	808	672
with budget	550	48842	47009
on off-budget payments	560	1006	0
on insurance	570	4384	4513
on labor remuneration	580	9910	10461
with participants	590	269	261

1	2	3	4
on internal settlements	600	0	0
Other current liabilities	610	25301	1503
Total, by section IV	**620**	632245	417464
V. Deferred incomes	**630**	0	0
Balance	**640**	2482364	2517441

Chairman (signature) Yesaulov Gennadiy Oleksandrovych

(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna

(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 22

File No.82-4814

Addition
to Regulations (standard)
of accounting 3

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **Tubes production**
Form of economic activity: **Ferrous metallurgy**
Unit of measurement: **th.grn.**

	CODES
Data (year, month, day)	
by EDRPOU	05393116
by KOATUU	1210137200
by SPODU	6024
by ZKGNG	12140
by KVED	27.10.0
Control sum	

REPORT ABOUT FINANCIAL RESULTS THROUGH for the 1st six months of 2006

Form #2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from selling (goods, works, services)	010	1949954	1752609
Value added tax	015	(112677)	(147909)
Excise tax	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(6839)	(8357)
Net income (proceeds) from selling products (goods, works, services)	035	1830438	1596343
Prime cost of sold products (goods, works, services)	040	(1206515)	(1216425)
Gross: income	050	623923	379918
loss	055	(0)	(0)
Other operating incomes	060	93387	123224
Administrative costs	070	(74654)	(46849)
Sales costs	080	(126887)	(81921)
Other operating costs	090	(74790)	(124218)
Financial result from operating activity: profit	100	440979	250154
loss	105	(0)	(0)
Income from participation in capital	110	0	0
Other financial incomes	120	426	0
Other incomes	130	22618	980398
Financial costs	140	(2283)	(6009)
Losses from participation in capital	150	(0)	(0)
Other costs	160	(21049)	(656108)
Financial results from ordinary activity Before tax: profit	170	440691	568435
loss	175	(0)	(0)
Tax on profit from ordinary activity	180	128825	163076

1	2	3	4
Tax income regarding profit from ordinary activity	185	0	0
Financial results from ordinary activity: profit	190	311866	405359
loss	195	(0)	(0)
Extraordinary: incomes	200	0	0
costs	205	(0)	(0)
Taxes on extraordinary profit	210	0	0
Minority interest	215	0	0
Net: profit	220	311866	405359
loss	225	(0)	(0)

II. ELEMENTS OF OPERATING COSTS

Name of the item	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	1090229	1024755
Labor remuneration expenses	240	88211	66081
Deductions to social measures	250	34111	26309
Depreciation	260	22151	19638
Other operating costs	270	191120	122253
Total	280	1425822	1259036

III. CALCULATION OF INDICES

Item	Line code	For the accounting period	For the preceding period
1	2	3	4
Average annual quantity of ordinary shares	300	53885000	53885000
Adjusted average annual quantity of ordinary shares	310	53885000	53885000
Net profit (loss) per one ordinary share (UAH)	320	5,79	7,52
Adjusted net profit (loss) per one ordinary share (UAH)	330	5,79	7,52
Dividends per one ordinary share (UAH)	340	0	0

Chairman (signature) Yesaulov Gennadiy Oleksandrovych

(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna

(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 24

File No.82-4814

"Economics plus" Newspaper, dated 04.08.2006 No.56

Dear shareholders!
"Nizhnednrpovsky Tube Rolling Plant" does hereby inform about the calling of the extraordinary General Meeting of Shareholders which will be held
on September 20, 2006 at 14-00 o'clock at Conference Hall of Plant Management's Building
(1st floor of 9-storey engineering building)
in address: Dnipropetrovs'k, Stoletov st., 21
(route terminal of trolleybus No. 15)

Agenda:

1. About participation of OJSC "NTRP" in creation of economic companies.

The registration will take place at the meeting venue on September 20, 2006 from 11-40 till 13-40.

In order to take part in the meeting of shareholders it is necessary to have:
- the shareholders should bring the identity document (passport) and the document which confirms the right of shares possession,
- proxies of the shareholders should bring the power of attorney executed as prescribed by current laws, or other document which confirms the proxy's authorities and the identity document (passport), as well as document which confirms the right of shares possession.

The shareholders can familiarize themselves with materials related to the agenda in address: Dnipropetrovs'k, Stoletov st., 21, in accordance with current Ukrainian laws.

For additional information, please, contact us by telephones:
(0562) 35 83 47, 35 91 63

Management of OJSC "NTRP"

"Dnepr Vecherniy" Newspaper, dated 05.08.2006 No.113

Dear shareholders!
"Nizhnednrpovsky Tube Rolling Plant" does hereby inform about the calling of the extraordinary General Meeting of Shareholders which will be held
on September 20, 2006 at 14-00 o'clock at Conference Hall of Plant Management's Building
(1st floor of 9-storey engineering building)
in address: Dnipropetrovs'k, Stoletov st., 21
(route terminal of trolleybus No. 15)

Agenda:

1. About participation of OJSC "NTRP" in creation of economic companies.

The registration will take place at the meeting venue on September 20, 2006 from 11-40 till 13-40.

In order to take part in the meeting of shareholders it is necessary to have:
- the shareholders should bring the identity document (passport) and the document which confirms the right of shares possession,
- proxies of the shareholders should bring the power of attorney executed as prescribed by current laws, or other document which confirms the proxy's authorities and the identity document (passport), as well as document which confirms the right of shares possession.

The shareholders can familiarize themselves with materials related to the agenda in address: Dnipropetrovs'k, Stoletov st., 21, in accordance with current Ukrainian laws.

For additional information, please, contact us by telephones:

(0562) 35 83 47, 35 91 63

Management of OJSC "NTRP"

"Pridneprovsky metalwoker" Newspaper, dated 04.08.2006 No.27

Dear shareholders!
"Nizhnednrpovsky Tube Rolling Plant" does hereby inform about the calling of the extraordinary General Meeting of Shareholders which will be held
on September 20, 2006 at 14-00 o'clock at Conference Hall of Plant Management's Building
(1st floor of 9-storey engineering building)
in address: Dnipropetrovs'k, Stoletov st., 21
(route terminal of trolleybus No. 15)

Agenda:

1. About participation of OJSC "NTRP" in creation of economic companies.

The registration will take place at the meeting venue on September 20, 2006 from 11-40 till 13-40.

In order to take part in the meeting of shareholders it is necessary to have:

- the shareholders should bring the identity document (passport) and the document which confirms the right of shares possession,
- proxies of the shareholders should bring the power of attorney executed as prescribed by current laws, or other document which confirms the proxy's authorities and the identity document (passport), as well as document which confirms the right of shares possession.

The shareholders can familiarize themselves with materials related to the agenda in address: Dnipropetrovs'k, Stoletöv st., 21, in accordance with current Ukrainian laws.

For additional information, please, contact us by telephones:

(0562) 35 83 47, 35 91 63

Management of OJSC "NTRP"

Attachment 25

File No.82-4814

MINUTES OF MEETING

of commission on registration of members of extraordinary general meeting of shareholders of OJSC "Nizhnedneprovsky Tube-Rolling Plant"

Dnepropetrovsk 20.09.2006

Registration commission registered members of extraordinary general meeting of shareholders of OJSC "Nizhnedneprovsky Tube-Rolling Plant"

Beginning of the registration: - 11.40

Completion of the registration:– 13.40

Registration of the members was made on the basis of register of owners of registered securities of OJSC "Nizhnedneprovsky Tube-Rolling Plant", drawn up 20.09.2006 on the date of extraordinary general meeting of shareholders. Register of owners of registered securities is drawn up on 233 pages, sewn, paginated and sealed by registrar of OJSC "Nizhnedneprovsky Tube-Rolling Plant" – "Sigma Reestr LTD".

According to Charter of the Company, total number of votes makes - 53 885 000.

Registration commission stated:

1. For participation in extraordinary general meeting of shareholders there were registered 32 members, which constitute 2 420 950 votes, which makes 4,49281 percent of charter capital
2. According to article 41 of the Law of Ukraine on "Economic companies", extraordinary general meeting of shareholders is not considered as competent, there is no quorum on meeting.

SUPPLEMENTS:

1. Register of the owners of registered securities of OJSC "Nizhnedneprovsky Tube-Rolling Plant" as of 20.09.2006 in one copy on 233 pages.
2. Register of members of extraordinary general meeting of shareholders of OJSC "Nizhnedneprovsky Tube-Rolling Plant", drawn up on basis of the results of registration in one copy on 1 page.
3. List of owners of registered securities having the right to participate at extraordinary general meeting of shareholders of OJSC "Nizhnedneprovsky Tube-Rolling Plant" in one copy on 224 pages.

Head of Registration Commission ______signature______ E.I.Zorenko

Seal:
Ukraine city of Kiev
"Sigma Reestr LTD"
33785109

Attachment 27

File No.82-4814

INFORMATION ON U.S. SHAREHOLDERS

The Company issued only one type of shares being common registered shares (hereinafter Shares) in nominal value of UAH 0.25. As far as is known to the Company, shares are owned by one shareholder who is a resident of the USA:

(i) INVESTMENTS CO, registered at:

Building 2, Camden, Delaware, 19934,
Kent County, Willow Groove Road, 12260

is a registered holder of 1 032 (one thousand and thirty two) shares that make 0.0019% of a total number of issued shares.

Number of shares held by the U.S. resident makes 1 032 (one thousand and thirty two) shares that make 0.0019% of the total number of issued shares.

As far as we know the shares held by the U.S. resident were taken up in a secondary off-board market through ordinary brokerage transactions.

The Company is not in a position to find out without due efforts or due expenses who is the holder of securities registered in a nominal holder in case the company mentioned in p. 1 is the nominal holder whereof the Company has no information.

INFORMATION ON ALLOCATION OF NTZ OJSC SHARES

2. The first issue of shares took place in the course of privatization of the Company by issue of 21 554 000 (twenty one million five hundred fifty four thousand) of ordinary registered shares in nominal value of UAH 0.25 per share to the total nominal amount of UAH 5 388 500 (five million three hundred eighty eight thousand five hundred).

Privatization of the Company is completed (Decree of State Property Fund of Ukraine No. 1397 dtd. December 8th, 1997, About Termination of Nyzhniodniprovs'kyi Tube-Rolling Plant (NTZ) OJSC Privatization Process).

Extraordinary general meeting of shareholders, that took place on December 26th, 2000, took a decision of the second (additional) issue of NTZ OJSC shares.

All shareholders of the Company enjoyed an equal right of priority to take up additionally issued shares in quantity proportional to their share in s statutory fund on the date of the decision of share issue.

Subscription for shares of additional (secondary) issue was carried out under terms of share issue adopted by the extraordinary general meeting of shareholders of 26/12/2000 and terminated before the appointed time due to the fact that in the course of subscribing the scheduled volume of issue amounting 32 331 000 (thirty two million three hundred thirty one thousand) shares had been achieved.

Subscription for shares was accomplished in two stages:

- at the first stage a priority of shareholders to take up additionally issued shares in proportion to their share in statutory fund on the date of decision of share issue was realized;
- at the second stage the right of other investors to take up additionally issued shares and the right of existing shareholders to take up a number of shares in quantity exceeding number of shares whereto the shareholder exercised his priority was realized. Furthermore, at the second stage shareholders of the Company enjoyed the priority of taking up additionally issued shares.

Shares of additional issue are subject to turnover according to current legislation of Ukraine.

According to requirements of the State Committee on Securities and Stock Market as to registration of issue of shares of enterprises and information on their issue the additional (second) issue of shares was registered and the Company obtained a Registration Certificate of securities (taking into account the last issue) No. 164/1/01 of April 18th, 2001, issued by the State Committee on Securities and Stock Market.

Additional (second) issue of securities granted their holders with rights equal to rights under previously issued securities.

As of 30/09/2006 taking into account purchase and sale of Company shares in the secondary equity market members of labour collective of the Company were holding 4.33% of Company shares, other physical persons held 0.86% and 94.81% were held by non-governmental legal entities.

Attachment 26

File No.82-4814

Information on Structure of Joint Stock of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

By state on the 20th of September, 2006 Structure of Joint Stock of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" is as follows:

Number of shares – 53 885 000 pieces of ordinary nominal shares
Nominal value – 0.25 UAH
Authorized Capital Stock 13 471 250 UAH

Order No.	List of Shareholders	Number of Shareholders	Total number of shares, pieces	Portion in the Authorized Capital Stock, per cent
1.	Natural persons	5 131	2 800 505	5.197
2.	Legal persons	49	18 864	0.035
3.	Nominal Holders	4	51 065 631	94.768
	In all	**5 184**	**53 885 000**	**100.0**

The Holders having 10 and more per cent in the Authorized Capital Stock of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant aren't accounted in the Register by state on the 20th of September, 2006.
It is accounted at Nominal Holders:

- Open Joint-Stock Company "Interregional Fund Union" – 93.948 per cent.

Director of finances and economics (signature) Alexander Ivanovich Nakhod
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116